UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


09010876

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to


Received SEC
APR 13 2009
Washington, DC 20549

Commission file number 1-10638

CAMBREX CORPORATION
(Exact name of registrant as specified in its Charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**22-2476135** **(I.R.S. Employer Identification No.)**
One Meadowlands Plaza, East Rutherford, New Jersey **(Address of principal executive offices)**	**07073** **(Zip Code)**

Registrant's telephone number, including area code: (201) 804-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: (None)

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐. No ☑.

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐. No ☑.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐. No ☑.

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $168,064,886 as of June 30, 2008.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

As of January 31, 2009, there were 29,207,831 shares outstanding of the registrant's Common Stock, $.10 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2009 Annual Meeting are incorporated by reference into Part III of this Report.

CAMBREX CORPORATION AND SUBSIDIARIES

INDEX TO ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION For the Year Ended December 31, 2008

PART I

Item 1 *Business*

General

Cambrex Corporation (the "Company" or "Cambrex"), a Delaware corporation, began business in December 1981. Cambrex is a life sciences company dedicated to growing its portfolio of commercial small molecule therapeutics and providing products and services that accelerate and improve the discovery and commercialization of new therapeutics. The Company primarily supplies its products and services worldwide to pharmaceutical and generic drug companies. Cambrex has three operating segments, which are manufacturing facilities that have been aggregated as one reportable segment. The Company's overall strategy is to: grow its portfolio of custom development projects, especially those in the later stages of the clinical trial process, secure long-term supply agreements for newly approved drug products utilizing the Company's active pharmaceutical ingredients ("APIs") and advanced intermediates; expand sales of products and projects based on its proprietary technologies; and partner with generic drug companies to grow the Company's extensive portfolio of generic APIs. The Company also seeks to demonstrate excellence in regulatory compliance, environmental, health and safety performance, and customer service. As part of the process of evaluating strategic alternatives to enhance shareholder value, the sale of two businesses within the former Human Health segment was completed in October 2006 and the sale of the businesses that comprised the Bioproducts and Biopharma segments was completed in February 2007, and accordingly, these businesses are being reported as discontinued operations in all periods presented.

The Company uses a consistent business approach:

- Niche Market Focus: The Company participates in niche markets where significant technical expertise provides a competitive advantage and market differentiation.
- Market Leadership: The Company secures leading market positions through excellent customer service, proprietary technologies, specialized capabilities and an outstanding regulatory record and leverages these capabilities across the market segments in which it participates.
- New Products and Services: The Company continues to invest in research and product development in order to introduce innovative products and services to accelerate revenue growth, provide a competitive advantage and maintain its leading market positions.
- Operational Excellence: The Company maintains its commitment to continually improve productivity and customer service levels and maintains excellent quality and regulatory compliance systems.
- Acquisition and Licensing: The Company may drive growth in strategic business segments through the prudent acquisition of products, product lines, technologies and capabilities to enhance the Company's position in its niche markets.

Market Overview and Growth Drivers

The Company participates in markets that serve the healthcare industry. Customers include companies and institutions that discover and commercialize human therapeutics using organic chemistry and generic drug companies.

The aging population, continued investment in healthcare research and drug development and the necessity to develop life saving therapeutics to address unmet needs drives business growth in life sciences companies serving the healthcare market. Aging "baby boomers" in the United States, Europe and Japan may provide an enormous healthcare opportunity. This group typically has more education, a higher socio-economic level and higher demands for healthcare services than previous generations.

Demand for Cambrex products and services is increased by its customers' continuing access to financial resources to advance their research and development ("R&D") projects for therapeutic candidates from the laboratory to the clinic, and eventually, to the patient. Healthcare investment comes from a variety of sources. Large pharmaceutical and biotechnology companies spend billions on drug discovery and development. Research institutions may be funded by the government, business or private sectors. Macro-economic conditions can have an impact on the availability of funding for the Company's customers, especially those customers dependent upon venture capital and other private sources of funding.

Once a drug is identified, companies need to develop a robust process for the manufacture of clinical and commercial quantities. Product testing, analytical methods and quality processes need to be integrated into the manufacturing process. This is a critical step to getting a commercially viable drug to market. Cambrex excels in the manufacture and testing of APIs and drug substances at laboratory, clinical and commercial scale and specializes in optimizing manufacturing processes.

Demand for outsourced services from pharmaceutical companies continues to grow. Large pharmaceutical and biotechnology companies may outsource the development and manufacturing of a drug substance to manage multiple internal priorities, access new technologies or additional capacity, preserve needed capital or ensure multiple sources of supply. Many emerging pharmaceutical and generic drug companies outsource all process development and manufacturing. Cambrex is particularly well positioned to assist drug companies with these much needed services for traditional APIs.

New drugs are typically patented. When the patent expires, the drug may be manufactured and marketed in its generic form. Growth in the generic drug market is driven by the continuing stream of drug patents that will expire in the future and favorable market forces that encourage the use of generic pharmaceuticals as a more cost effective health care alternative to higher-priced branded drugs. In the United States and many countries in Europe, governments and prescription benefit management companies provide incentives for generic substitution to reduce costs. Cambrex manufactures nearly 70 generic APIs, typically in relatively small quantities for use in niche therapeutics.

The market for human therapeutics is regulated by the Food and Drug Administration ("FDA") in the United States and other regulatory agencies throughout the world. These agencies oversee and regulate the development, manufacturing and commercialization process for APIs and regulated intermediates. Excellent regulatory and quality systems are essential to serve the industry.

Asian competitors have increased their capabilities in drug substance manufacturing and finished dosage form drugs in recent years. There has been a growing impact on the volumes sold of the Company's niche products and the presence of these competitors in the market has resulted in downward pricing pressure on generic APIs and certain development services for clinical phase products. Regulatory compliance and product quality may determine the long term impact of these competitors.

Development of the Business

The discussion below provides insight to the general development of our business, including the material acquisitions and disposition of assets over the past five years.

In October 2006, the Company sold two businesses within the former Human Health segment for nominal consideration. As a result of this transaction, these businesses are being reported as discontinued operations in all periods presented.

In February 2007, the Company completed the sale of the businesses that comprised the Bioproducts and Biopharma segments (excluding certain liabilities) to Lonza for total cash consideration of $463,914, including working capital adjustments. As a result of this transaction, these businesses are being reported as discontinued operations in all periods presented.

In January 2008, the Company acquired AS ProSyntest, a privately held API research and development company located in Tallinn, Estonia. ProSyntest, renamed Cambrex Tallinn, has strengths in cost effective chemical route selection and sample generation, rapid scale up of products at kilo lab scale, as well as chiral and organometallic chemistries.

(dollars in thousands, except share data)

Products

The Company uses its technical expertise in a wide range of chemical processes to meet the needs of its customers for high quality products and services for specialized applications.

The Company's business is primarily comprised of the custom development and manufacture of pharmaceutical ingredients derived from organic chemistry. Products and services are supplied globally to innovative and generic drug companies. Products include APIs and advanced pharmaceutical intermediates. Services include custom development and current Good Manufacturing Practices ("cGMP") manufacturing services.

Products and services are sold to a diverse group of more than 500 customers, with two customers individually accounting for more than 10% of 2008 sales. One, a pharmaceutical company with which a long-term sales contract is in effect, accounted for 10.0%. A second customer, a distributor representing multiple customers, accounted for 11.8%. The Company's products are sold through a combination of direct sales and independent agents. One API accounted for 13.6% of 2008 sales, the majority of which is sold under a long-term sales contract.

This table summarizes gross sales by product groups:

	2008	2007	2006
APIs and pharmaceutical intermediates	$220,722	$220,386	$206,193
Other	28,896	32,188	30,466
Total	$249,618	$252,574	$236,659

Sales in 2008 of $249,618 decreased $2,956 or 1.2% including a 2.5% favorable impact due to exchange rates reflecting a weaker U.S. dollar when compared to 2007.

Sales of APIs and pharmaceutical intermediates in 2008 of $220,722 were $336 or 0.2% above the prior year. Excluding the favorable impact due to foreign exchange rates, sales were down 2.4%. Lower sales were driven by lower volumes of a diuretic API, lower demand for custom development and drug delivery products as well as lower pricing of a gastro-intestinal API due to the renegotiation of a long-term contract. These decreases were partially offset by higher sales of controlled substances and higher demand for a central nervous system API.

Other sales in 2008 of $28,896 were $3,292 or 10.2% below the prior year. Excluding the favorable impact due to foreign exchange, these sales were down 12.1%. The decrease in sales is due primarily to lower sales of a feed additive product line that the Company exited in the third quarter of 2008 and lower sales of polymer products.

Marketing and Distribution

The Company's products generally include higher value, low-to-medium volume niche products requiring significant technical expertise to develop and manufacture. Marketing generally requires significant cooperative effort among a highly trained sales and marketing staff, a scientific staff that can assess the technical fit and estimate manufacturing economics and business unit management to determine the strategic and operational fit. The process to take a client's project from the clinical trial stage to a commercial, approved therapeutic may take from two to ten years. The Company uses sales agents and independent distributors in those areas where they are deemed to be more effective or economical than direct sales efforts.

Raw Materials

The Company uses a wide array of raw materials in its businesses.

For its products, the Company generally will attempt to have a primary and secondary supplier for its critical raw materials. Prices for these raw materials are generally stable except for the petroleum-based solvents where prices can vary with market conditions.

(dollars in thousands, except share data)

Research and Development

The Company's R&D program is designed to increase the Company's competitiveness by improving its technology and developing processes for the manufacture of new products to meet customer requirements. The goals are to introduce innovative and proprietary products, improve manufacturing processes to reduce costs, improve quality and increase capacity, to identify market opportunities that warrant significant technical expertise, and offer the prospects of a long-term, profitable business relationship. R&D activities are performed at all of the Company's manufacturing facilities in both the United States and Europe. Approximately 98 employees are at least partially involved in R&D activities worldwide.

In December 2007 the Company consolidated its United States R&D activities and small scale API production into its facility in Charles City, Iowa. As a result of the consolidation, the Company's Center of Technical Excellence in North Brunswick, New Jersey ("New Jersey R&D facility") was closed as of December 31, 2008.

The Company spent $7,590, $12,157 and $10,813 in 2008, 2007 and 2006, respectively, on R&D efforts.

Patents and Trademarks

The Company has patent protection covering certain products, processes and services. In addition, the Company also relies on know-how and trade secrets (related to many of its manufacturing processes and techniques not generally known to other companies) for developing and maintaining its market position.

Worldwide, the Company currently owns approximately 15 granted/in-force patents which have various expiration dates, the latest of which is in 2025. In addition, the Company currently has several pending patent applications and, as decisions are made to patent new inventions, prepares new patent applications.

The Company has registered trademark rights in the United States and select foreign countries for use in connection with the Company's products and services. The Company also holds common law trademark rights for certain other marks.

The Company requires employees to sign confidentiality and ownership of inventions agreements where appropriate.

Competition

The Company has at least 25 primary API and advanced intermediate competitors throughout Western Europe and the U.S. and many more competitors within various segments of the markets the Company serves, including a growing number of competitors in Asia, Eastern Europe and other low-cost areas. The Company believes that low cost providers have had the impact of driving prices down for many products and services for which the Company competes to provide, and the Company anticipates that it will face increased competition from these providers in the future. It is expected that regulatory compliance, product quality and logistics will determine the extent of the long term impact of these competitors in the primary markets that the Company serves. If the Company perceives significant competitive risk and a need for technical or financial commitment, it generally attempts to negotiate long term contracts or guarantees from its customers.

Environmental and Safety Regulations and Proceedings

General: Certain products manufactured by the Company involve the use, storage and transportation of toxic and hazardous materials. The Company's operations are subject to extensive laws and regulations relating to the storage, handling, emission, transportation and discharge of materials into the environment and the maintenance of safe working conditions. The Company maintains environmental and industrial safety, health compliance programs and training at its plants and believes that its manufacturing operations are in compliance with all applicable safety, health and environmental laws.

Prevailing legislation tends to hold companies primarily responsible for the proper disposal of their wastes even after transfer to third party waste disposal facilities. Moreover, other future developments, such as increasingly

---

(dollars in thousands, except share data)

strict environmental, safety and health laws and regulations, and enforcement policies there under, could result in substantial costs and liabilities to the Company and could subject the Company's handling, manufacture, use, reuse, or disposal of substances or pollutants at its plants to more rigorous scrutiny than at present.

Known environmental matters which may result in liabilities to the Company and the related estimates and accruals are summarized in Note 18 to the Cambrex Corporation and Subsidiaries Consolidated Financial Statements.

Present and Future Environmental Expenditures: The Company's policy is to comply with all legal requirements of applicable environmental, health and safety laws and regulations. The Company believes it is in compliance with such requirements and has adequate professional staff and systems in place to remain in compliance. In some cases, compliance can only be achieved by capital expenditures and the Company made capital expenditures of $1,760 in 2008, $2,060 in 2007, and $2,784 in 2006 for environmental projects. As the environmental proceedings in which the Company is involved progress from the remedial investigation and feasibility study stage to implementation of remedial measures, related expenditures may increase. The Company considers costs for environmental compliance to be a normal cost of doing business and includes such costs in pricing decisions.

Employees

At December 31, 2008, the Company had 856 employees worldwide (609 of whom were from international operations) compared with 844 employees at December 31, 2007 and 858 at December 31, 2006.

Non-U.S. production, administration, scientific and technical employees are represented by various local and national unions. The Company believes its labor relations are satisfactory.

Seasonality

The Company experiences some seasonality primarily due to planned plant shutdowns by the Company and certain customers in the third quarter. Operating results for any quarter, however, are not necessarily indicative of results for any future period. In particular, as a result of various factors including, but not limited to, acquisitions, plant shutdowns, and the timing of large contract revenue streams, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance.

Export and International Sales

The Company exports numerous products to various areas, principally Western Europe, Asia and Canada. Export sales from the Company's domestic operations in 2008, 2007 and 2006 amounted to $24,602, $28,821 and $28,825, respectively. Sales from international operations were $167,911 in 2008, $171,145 in 2007, and $154,197 in 2006. Refer to Note 16.

Item 1A *Risk Factors*

Factors That May Affect Future Results

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. If any of the following risks occur, the Company's business, financial condition, operating results and cash flows could be materially adversely affected. The risks and uncertainties described below are not the only ones the Company faces. Additionally, risks and uncertainties not presently known to the Company or that it currently deems immaterial also may impair its business, financial condition, operating results and cash flows in the future.

(dollars in thousands, except share data)

The Company may pursue transactions that may cause it to experience significant charges to earnings that may adversely affect its stock price and financial condition.

The Company regularly reviews potential transactions related to technologies, products, product rights and businesses complementary to its business. These transactions could include mergers, acquisitions, divestitures, strategic alliances or licensing agreements. In the future, the Company may choose to enter into these transactions at any time. As a result of acquiring businesses or entering into other significant transactions, the Company has previously experienced, and may continue to experience, significant charges to earnings for merger and related expenses that may include transaction costs, closure costs or costs related to the write-off of acquired in-process research and development. These costs may also include substantial fees for investment bankers, attorneys, accountants, financial printing costs, severance and other closure costs associated with the elimination of duplicate or discontinued products, employees, operations and facilities.

If the Company makes acquisitions, it may experience difficulty integrating the businesses.

The Company continually explores and conducts discussions with many third parties regarding possible acquisitions. The Company's ability to continue to achieve its goals may depend upon its ability to effectively integrate such businesses, to achieve cost efficiencies and to manage these businesses as part of Cambrex. However, the Company may experience difficulty integrating the merged companies. As a result of uncertainty following an acquisition and during the integration process, the Company could experience disruption in its business or employee base. If the Company is not able to successfully blend its products and technologies with the acquired business to create the advantages the acquisition was intended to create, it may affect the Company's results of operations, its ability to develop and introduce new products and the market price of its common stock. Furthermore, there may be overlap between the Company's products, services or customers, and the combined company may create conflicts in relationships or other commitments detrimental to the integrated businesses.

If the Company fails to improve the operations of future acquired businesses, it may be unable to achieve our growth strategy.

Some of the businesses the Company may acquire could have significantly lower operating margins than the Company does prior to the time of acquisition. In the past, the Company has occasionally experienced temporary delays in improving the operating margins of these acquired businesses. In the future, if the Company is unable to improve the operating margins of acquired businesses or operate them profitably, it may be unable to achieve its growth strategy.

Companies may discontinue or decrease their usage of Cambrex's services.

The Company has observed increasing pressure on the part of its customers to reduce spending, including the use of its services and products, as a result of negative macro-economic trends and various market dynamics specifically affecting the pharmaceutical industry. These customers could discontinue or decrease their usage of Cambrex's services and products, including as a result of an economic slowdown in the overall United States or foreign economies.

Competition or a reduction in demand for Cambrex's products could reduce sales.

The markets for the Company's products are competitive and price sensitive. Other suppliers have significant financial, operational, sales and marketing resources, and experience in R&D. These and other companies may have developed or could in the future develop new technologies that would compete with the Company's products or render its products obsolete. Several of Cambrex's customers, especially those that buy its generic APIs, have recently vertically integrated and now have internal capabilities similar to Cambrex's. In addition, demand for the Company's products may weaken due to a reduction in research and development budgets, loss of distributors or other factors.

(dollars in thousands, except share data)

The markets for certain Cambrex products are also subject to specific competitive risks and can be highly price competitive. The Company's competitors have competed in the past by lowering prices on certain products. The Company's competitors may lower prices on these or other products in the future and the Company may, in certain cases, respond by lowering its prices. Conversely, failure to anticipate and respond to price competition may hurt Cambrex's market share.

The Company believes that customers in its markets display loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to potential customers who have purchased products from competitors. To the extent the Company is unable to be the first to develop and supply new products, our competitive position may suffer.

The Company's failure to obtain new contracts or renew existing contracts may adversely affect its business.

Many of Cambrex's contracts are short-term in duration. As a result, the Company must continually replace its contracts with new contracts to sustain its revenue. In addition, certain of the Company's long-term contracts may be cancelled or delayed by clients for any reason upon notice. The Company currently has a long-term sales contract that accounts for 10% of sales that is scheduled to expire at the end of 2013. There is no guarantee that this contract will be renewed. The Company also has a contract for certain drug delivery products that accounts for nearly 4% of sales that expires in September of 2009. While the Company currently believes it will renew the contract, and that it has intellectual property that increases the likelihood of renewal, there is no guarantee that this contract will be renewed and that if it is renewed, that the profitability will not be negatively impacted going forward.

Cambrex's operating results may unexpectedly fluctuate in future periods.

The Company's revenue and operating results have fluctuated, and could continue to fluctuate, on a quarterly basis. The operating results for a particular quarter may be lower than expected as a result of a number of factors, including, but not limited to, the timing of contracts; the delay or cancellation of a contract; the mix of services provided; seasonal slowdowns in different parts of the world; the timing of start-up expenses for new services and facilities; changes in government regulations; and unfavorable exchange rates with the U.S. dollar. Because a high percentage of the Company's costs are relatively fixed in the short term, such as the cost of maintaining facilities and compensating employees, any one of these factors could have a significant impact on the Company's quarterly results. In some quarters, the Company's revenue and operating results may fall below the expectations of securities analysts and investors due to any of the factors described above. In such event, the trading price of the Company's common stock would likely decline, even if the decline in revenue did not have any long-term adverse implications for the Company's business.

Failure to obtain products and raw materials from third-party manufacturers could affect Cambrex's ability to manufacture and deliver its products.

The Company relies on third-party manufacturers to supply many of its raw materials, and in some cases, entire products. In addition, the Company has a single source for supplies of some raw materials to our products. Manufacturing problems may occur with these and other outside sources. If such problems occur, the Company cannot ensure that it will be able to manufacture its products profitably or on time.

Any significant change in government regulation of the drug development process could have a material adverse effect on the Company.

The manufacturing of pharmaceutical products is subject to extensive regulation by governmental authorities, including the FDA and comparable regulatory authorities in other countries. The Company's business depends in part on strict government regulation of the drug development process. Legislation may be introduced and enacted from time to time to modify regulations administered by the FDA and governing the drug approval process. Any significant reduction in the scope of regulatory requirements or the introduction of simplified drug approval procedures could have a material adverse effect on the Company's business.

(dollars in thousands, except share data)

Violations of cGMP and other government regulations could have a material adverse effect on the Company.

All facilities and manufacturing techniques used for manufacturing products for clinical use or for commercial sale in the United States must be operated in conformity with cGMP regulations as required by the FDA and for certain products, the Drug Enforcement Agency. The Company's facilities are subject to scheduled periodic regulatory and customer inspections to ensure compliance with cGMP and other requirements applicable to such products. A finding that the Company had materially violated these requirements could result in regulatory sanctions, the loss of a customer contract, the disqualification of data for client submissions to regulatory authorities and a mandated closing of the Company's facilities. Any such violations would have a material adverse effect on the Company's business. Cambrex's customers are typically subject to the same, or similar, regulations and any such violations or other actions by regulatory agencies, including, but not limited to, plant shutdowns or product recalls, that eliminate or reduce the Company's sale of it's products or services could negatively impact the Company's business.

Litigation may harm the Company or otherwise negatively impact its management and financial resources.

Complex or extended litigation could cause the Company to incur large expenditures and distract our management. For example, lawsuits by employees, stockholders, counterparties to acquisition and divestiture contracts, collaborators, distributors, customers, or end-users of our products or services could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon, and the Company cannot be assured that it will always be able to resolve such disputes out of court or on terms favorable to the Company.

Refer to Note 18 for a discussion of the Company's environmental and legal matters.

Loss of key personnel could hurt the Company.

The Company depends on a number of key executives. The loss of services of any of the Company's key executives could have a material adverse effect on the Company's business.

The Company also depends on its ability to attract and retain qualified scientific and technical employees. There can be no assurance the Company will be able to retain its existing scientific and technical employees, or to attract and retain additional qualified employees. The Company's inability to attract and retain qualified scientific and technical employees would have a material adverse effect on the Company's business.

Potential product liability claims, errors and omissions claims in connection with services the Company performs and potential liability under indemnification agreements between the Company and its officers and directors could adversely affect the Company.

The Company manufactures products intended for use by the public. These activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not presently market or sell the products to end users. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client-to-client, and the performances of which are not secured), exclusion of services requiring diagnostic or other medical services, and insurance maintained by clients. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements, if the indemnity, although applicable, is not performed in accordance with its terms or if the Company's liability exceeds the amount of applicable insurance or indemnity. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. The Company currently maintains product liability and errors and omissions insurance with respect to these risks. There can be no assurance, however, that the Company's insurance coverage will be adequate or that insurance coverage will continue to be available on terms acceptable to the Company.

The Company also indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a "Director and Officer" insurance policy that covers a portion of any potential exposure. The Company could be materially and adversely affected if it were required to pay damages or incur legal costs in connection with a claim above its insurance limits.

Assessments by various tax authorities may be materially different than the Company has provided for and it may experience significant volatility in its annual and quarterly effective tax rate.

As a matter of course, the Company is regularly audited by federal, state, and foreign tax authorities. From time to time, these audits result in proposed assessments. In recent years, the Company utilized significant tax attributes in the form of foreign tax credits and U.S. net operating loss ("NOLs") carryforwards to reduce or eliminate potential tax expense related to the repatriation of funds into the U.S. resulting from the 2005 Jobs Creation Act and from a large divestiture of its biotechnology-related businesses in 2007. While the Company believes that it has adequately provided for any taxes related to these items, and taxes related to all other aspects of its business, any such assessments or future settlements may be materially different than it has provided.

In recent years, as described more fully in Note 9, the Company has recorded a valuation allowance against all net domestic and certain foreign deferred tax assets. Until such time as the Company's domestic and certain foreign profitability is restored and considered by management to be sustainable for the foreseeable future, the Company will not record the income tax benefit or expense for domestic pre-tax losses and income respectively, and as such will likely experience significant volatility in its effective tax rate.

The Company has a significant amount of debt.

The Company has a $200,000 revolving credit facility of which $123,800 was outstanding at December 31, 2008. This facility expires in April of 2012. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the credit facility, it will be in default.

Even if the Company is able to meet its debt service obligations, the amount of debt it has could adversely affect the Company in a number of ways, including:

- limiting its ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes;
- limiting its flexibility in planning for, or reacting to, changes in the Company;
- placing it at a disadvantage relative to its competitors who have lower levels of debt;
- making it more vulnerable to a downturn in its business or the economy generally; and
- requiring it to use a substantial portion of its cash to pay principal and interest on its debt, instead of investing those funds in the business.

Volatile financial markets could affect the Company's cash flows

The Company believes that cash flows from operations along with funds available from a revolving line of credit will be adequate to meet the operational and debt servicing needs of the Company, but no assurances can be given that this will continue to be the case. Given the current state of the worldwide credit markets, there is a risk that the funds available to be drawn under the Company's revolving line of credit may not be available in the event of the failure of one or more participant banks.

The Company's cash flow from future operations may be adversely affected by various factors including, but not limited to, declines in customer demand, increased competition, the deterioration in general economic and business conditions, returns on assets within the Company's domestic pension plans that are significantly below expected performance, as well as other factors.

(dollars in thousands, except share data)

International unrest or foreign currency fluctuations could adversely affect the Company's results.

The Company's international revenues, which include revenues from its non-U.S. subsidiaries and export sales from the U.S., represented 77% and 79% of its product revenues in 2008 and 2007, respectively.

There are a number of risks arising from the Company's international business, including:

- foreign currencies it receives for sales outside the U.S. could be subject to unfavorable exchange rates with the U.S. dollar and reduce the amount of revenue that the Company recognizes;
- the possibility that unfriendly nations or groups could boycott its products;
- general economic and political conditions in the markets in which it operate;
- potential increased costs associated with overlapping tax structures;
- more limited protection for intellectual property rights in some countries;
- unexpected changes in regulatory requirements;
- the difficulties of compliance with a wide variety of foreign laws and regulations;
- longer accounts receivable cycles in certain foreign countries; and
- import and export licensing requirements.

A significant portion of the Company's business is conducted in currencies other than the U.S. dollar, which is its reporting currency. The Company recognizes foreign currency gains or losses arising from its operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which the Company does business have caused, and will continue to cause, foreign currency transaction gains and losses. The Company cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures, and the potential volatility of currency exchange rates. The Company engages in limited foreign exchange hedging transactions to mitigate the impact of this volatility on its operations, but its strategies are short-term in nature and may not adequately protect its operating results from the full effects of exchange rate fluctuations.

The market price of Cambrex's stock could be volatile.

The market price of the Company's common stock fluctuates substantially due to a variety of factors, including:

- quarterly fluctuations in its operating income and earnings per share results;
- technological innovations or new product introductions by the Company or competitors;
- economic conditions;
- disputes concerning patents or proprietary rights;
- changes in earnings estimates and market growth rate projections by market research analysts;
- sales of common stock by existing holders;
- loss of key personnel; and
- securities class actions or other litigation.

The market price for the Company's common stock may also be affected by the Company's ability to meet any guidance that it may, from time to time, publicly announce related to our expected sales growth, profitability and other financial and operational metrics, and its ability to meet analysts' expectations. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

(dollars in thousands, except share data)

Incidents related to hazardous materials could adversely affect the Company.

Portions of the Company's operations require the controlled use of hazardous materials. Although the Company is diligent in designing and implementing safety procedures to comply with the standards prescribed by federal, state, and local regulations, the risk of accidental contamination of property or injury to individuals from these materials cannot be completely eliminated. In the event of such an incident, the Company could be liable for any damages that result, which could adversely affect its business.

Additionally, any incident could partially or completely shut down the Company's research and manufacturing facilities and operations.

The Company generates waste that must be transported to approved storage, treatment and disposal facilities. The transportation and disposal of such waste are required to meet applicable state and federal statutes and regulations. The storage, treatment and disposal of such waste potentially exposes the Company to environmental liability if, in the future, such transportation and disposal are deemed to have violated such statues or regulations or if the storage, treatment and disposal facilities are inadequate and are proved to have damaged the environment.

The Company is also party to several environmental remediation investigations and cleanups and, along with other companies, has been named a "potential responsible party" for certain waste disposal sites. The Company has also retained the liabilities with respect to certain pre-closing environmental matters associated with the sale of the Rutherford Chemicals business. Refer to Note 18 for a discussion of the Company's environmental matters.

The possibility the Company will be unable to protect its technologies could affect its ability to compete.

The Company's success depends to a significant degree upon its ability to develop proprietary products and technologies. However, the Company cannot be assured that patents will be granted on any of its patent applications. The Company also cannot be assured that the scope of any of its issued patents will be sufficiently broad to offer meaningful protection. The Company has patents issued in selected countries, therefore, third parties can make, use, and sell products covered by its patents in any country in which the Company does not have patent protection. In addition, issued patents or patents the Company licenses could be successfully challenged, invalidated or circumvented so that its patent rights would not create an effective competitive barrier. The Company provides its customers the right to use its products under label licenses that are for research purposes only. These licenses could be contested, and the Company cannot be assured that it would either be aware of an unauthorized use or be able to enforce the restrictions in a cost-effective manner.

If a third party claimed an intellectual property right to technology the Company uses, it may need to discontinue an important product or product line, alter its products and processes, defend its right to use such technology in court or pay license fees. Although the Company may, under these circumstances, attempt to obtain a license to such intellectual property, it may not be able to do so on favorable terms, or at all. Additionally, if Cambrex's products are found to infringe on a third party's intellectual property, the Company may be required to pay damages for past infringement, and lose the ability to sell certain products or receive licensing revenues.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expense.

Changing laws, regulations and standards relating to corporate governance and public disclosure, are creating uncertainty for companies. These new or changed laws and standards are subject to multiple interpretations, in many cases due to their lack of specification. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies which could result in higher costs necessitated by revisions to disclosures and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result of the efforts to comply with the evolving laws and regulations increased general and administrative expenses have been experienced and are likely to continue.

Available Information

This annual report on Form 10-K, the Company's quarterly reports on Form 10-Q, the Company's current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available free of charge on the Company's Internet website www.cambrex.com as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The most recent certifications by the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to this Annual report on Form 10-K. Last year the Company filed with the New York Stock Exchange the Annual Chief Executive Officer Certification as required by Section 303A.12.(a) of the New York Stock Exchange Listed Company Manual.

Reports filed by the Company with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

The following corporate governance documents are available free of charge on the Company's website: the charters of our Audit, Regulatory Affairs, Compensation and Governance Committees, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics. These corporate governance documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices. Information contained on our website is not part of this report. We will also post on our website any amendments to or waivers of our Code of Business Conduct and Ethics that relate to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

Item 1B ***Unresolved Staff Comments***

None.

Item 2 ***Properties.***

Set forth below is information relating to the Company's manufacturing facilities as of December 31, 2008:

Location	Acreage	Operating Subsidiary	Product Lines Manufactured
Charles City, IA	57 acres	Cambrex Charles City, Inc.	APIs, Pharmaceutical Intermediates, Imaging Chemicals, Animal Health Products and Fine Custom Chemicals
Karlskoga, Sweden	42 acres	Cambrex Karlskoga AB	APIs, Pharmaceutical Intermediates, Imaging Chemicals and Fine Custom Chemicals
Paullo (Milan), Italy	13 acres	Cambrex Profarmaco Milano S.r.l.	APIs and Pharmaceutical Intermediates

The Company leases 10,000 square feet in Tallinn, Estonia which has a lease term ending May 2014. In addition, the Company owns a six acre site and buildings in North Haven, CT, and a three acre site in Carlstadt, New Jersey. The Company believes its facilities to be in good condition, well-maintained and adequate for its current needs.

In December 2007 the Company consolidated its United States R&D activities and small scale API production into its facility in Charles City, Iowa. As a result of the consolidation, the Company's New Jersey R&D facility was closed as of December 31, 2008. The lease will continue through December 2010.

Most of the Company's products and services are provided from multi-purpose facilities. Each product has a unique requirement for equipment, and occupies such equipment for varying amounts of time. It is generally possible, with proper lead time and customer and regulatory approval (if required), to transfer the manufacturing of a particular product to another facility should capacity constraints dictate.

(dollars in thousands, except share data)

Item 3 ***Legal Proceedings***

See "Environmental and Safety Regulations and Proceedings" under Item 1 and Note 18 with respect to various proceedings involving the Company in connection with environmental matters. The Company is party to a number of other proceedings also discussed in Note 18.

Item 4 ***Submission of Matters to a Vote of Security Holders***

None

PART II

Item 5 ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The Company's common stock, $.10 par value is listed on the New York Stock Exchange ("NYSE") under the symbol CBM. The following table sets forth the closing high and low sales price of the common stock as reported on the NYSE:

2008	High	Low
First Quarter	$10.96	$6.93
Second Quarter	7.28	5.51
Third Quarter	7.97	5.45
Fourth Quarter	6.14	2.45

2007	High	Low
First Quarter	$25.04	$21.46
Second Quarter	25.89	11.67
Third Quarter	14.35	10.15
Fourth Quarter	11.69	7.44

As of February 9, 2009, the Company estimates that there were approximately 3,967 beneficial holders of the outstanding common stock of the Company.

During May 2007, the Company paid a special dividend of $14.00 per share of common stock. The quarterly dividend on common stock was $0.03 for the first quarter of 2007 and discontinued thereafter.

2008 Equity Compensation Table

The following table provides information as of December 31, 2008 with respect to shares of common stock that may be issued under the Company's existing equity compensation plans.

Plan category	Column(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Column(b) Weighted average exercise price of outstanding options, warrants and rights	Column(c) Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,313,595	$13.45	47,046
Equity compensation plans not approved by security holders	277,274	$17.05	5,546
Total	1,590,869	$14.07	52,592

(dollars in thousands, except share data)

The material features of the equity compensation plan under which equity securities are authorized for issuance that was adopted without stockholder approval are described below:

2000 Employee Performance Stock Option Plan

The 2000 Employee Stock Option Plan (the "2000 Plan") is used to fund awards for Non-Executive Employees of the Company. The 2000 Plan is administered by the Compensation Committee of the Board of Directors, and that Committee may delegate responsibilities to others to assist in administering the 2000 Plan. The total number of shares of Common Stock which may be issued on exercise of stock options shall not exceed 500,000 shares, subject to adjustment in accordance with the Plan. No participant shall be granted options to purchase more than 100,000 shares of common stock in any twelve month period. The options shall be priced at fair market value on the date of grant and shall expire 10 years after the date of grant. If the employment of a participant terminates, other than as a result of death, disability or retirement, all unexercised awards shall be cancelled immediately. In the event of death, disability or retirement, the options will expire one year from the date of the event.

Comparison of Five-Year Cumulative Total Returns

The following graph compares the Company's cumulative total stockholder return for a five-year period, with a performance indicator of the overall stock market, the S&P 500 Index and the S&P 1500 Pharmaceuticals Index which the Company believes more closely reflects the industry within which the Company operates. Prices are as of December 31 of the year indicated.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
Cambrex Corporation
S&P 500 Index
S&P 1500 Pharmaceuticals Index

The Company's commercial activities are focused on manufacturing and marketing to customers concentrated in the Life Sciences Industry (including pharmaceutical chemicals and intermediates). Although the Company's products are diverse, making it difficult to select a comparative peer group, the Company believes that the S&P 1500 Pharmaceuticals Index is a reasonable, publicly available comparison group for the commercial activities on which it currently focuses. The S&P 1500 Pharmaceuticals Index is comprised of 22 pharmaceutical companies within the S&P 1500 Composite Index as of December 31, 2008.

(dollars in thousands, except share data)

Item 6 *Selected Financial Data*

The following selected consolidated financial data of the Company for each of the years in the five year period ended December 31, 2008 are derived from the audited financial statements for 2008, 2007 and 2006 and the books and records of the Company for 2005 and 2004, respectively, each including all adjustments necessary for discontinued operations presentation. The consolidated financial statements of the Company as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the reports of independent registered public accounting firms thereon are included elsewhere in this annual report. In October 2006, the Company sold two businesses within the former Human Health segment and in February 2007 the Company completed the sale of the businesses that comprised the Bioproducts and Biopharma segments (excluding certain liabilities). See Note 19. As a result, these businesses are being reported as discontinued operations for all periods presented. The data presented below should be read in conjunction with the financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	Years Ended December 31,				
	2008(1)	2007(2)	2006(3)	2005(4)	2004(5)
INCOME DATA:					
Gross sales	$249,618	$252,574	$236,659	$ 223,565	$216,528
Net revenues	249,228	252,505	235,073	224,213	217,065
Gross profit	73,743	91,232	83,858	86,911	84,857
Selling, general and administrative expenses	40,521	48,858	58,279	56,109	53,312
Research and development expenses	7,590	12,157	10,813	11,946	10,434
Restructuring expenses	4,695	6,073	—	—	—
Strategic alternative costs	1,515	31,127	2,958	—	—
Operating profit/(loss)	19,422	(6,983)	11,808	18,856	21,111
Interest expense/(income), net	3,668	(485)	5,478	3,089	3,134
Other expense/(income), net	754	725	(17)	201	336
Income/(loss) before income taxes	15,000	(7,223)	6,347	15,566	17,641
Provision for income taxes	7,071	6,288	14,513	25,322	11,050
Income/(loss) from continuing operations	7,929	(13,511)	(8,166)	(9,756)	6,591
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	—	222,759	(21,706)	(100,702)	(33,461)
Income/(loss) before cumulative effect of a change in accounting principle	7,929	209,248	(29,872)	(110,458)	(26,870)
Cumulative effect of a change in accounting principle	—	—	(228)	—	—
Net income/(loss)	7,929	209,248	(30,100)	(110,458)	(26,870)
EARNINGS PER SHARE DATA:					
Earnings/(loss) per common share (basic):					
Income/(loss) from continuing operations	$ 0.27	$ (0.47)	$ (0.30)	$ (0.37)	$ 0.25
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	$ —	$ 7.77	$ (0.81)	$ (3.81)	$ (1.28)
Cumulative effect of a change in accounting principle	$ —	$ —	$ (0.01)	$ —	$ —
Net income/(loss)	$ 0.27	$ 7.30	$ (1.12)	$ (4.18)	$ (1.03)

(dollars in thousands, except share data)

	Years Ended December 31,				
	2008(1)	2007(2)	2006(3)	2005(4)	2004(5)
Earnings/(loss) per common share (diluted):					
Income/(loss) from continuing operations	$ 0.27	$ (0.47)	$ (0.30)	$ (0.37)	$ 0.25
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	$ —	$ 7.77	$ (0.81)	$ (3.81)	$ (1.27)
Cumulative effect of a change in accounting principle	$ —	$ —	$ (0.01)	$ —	$ —
Net income/(loss)	$ 0.27	$ 7.30	$ (1.12)	$ (4.18)	$ (1.02)
Weighted average shares outstanding:					
Basic	29,116	28,683	26,816	26,456	26,094
Diluted	29,161	28,683	26,816	26,456	26,462
DIVIDENDS PER COMMON SHARE	$ —	$ 14.03	$ 0.12	$ 0.12	$ 0.12
BALANCE SHEET DATA: (at end of period)					
Working capital	$ 74,376	$ 69,148	$117,616	$ 139,207	$182,915
Total assets	341,072	373,462	606,376	612,472	791,985
Long-term debt	123,800	101,600	158,600	182,060	219,999
Total stockholders' equity	74,786	102,057	246,646	243,251	391,316

(1) Income from continuing operations include pre-tax charges of $1,515 within operating expenses for the costs related to strategic alternatives, $4,695 within operating expenses for restructuring costs and $1,040 within operating expenses related to a former CEO's retirement.

(2) Loss from continuing operations include pre-tax charges of $31,127 within operating expenses for the costs related to strategic alternatives, $6,073 within operating expenses for restructuring costs and $841 within interest expense for the write-off of unamortized debt costs. Income from discontinued operations include the gain on sale of the businesses that comprised the Bioproducts and Biopharma business segments of $235,489, expense of $4,636 for the Rutherford litigation settlement and expense of $1,000 for an adjustment to an environmental reserve at a Rutherford Business site.

(3) Loss from continuing operations include pre-tax charges of $2,958 within operating expenses for external advisor costs related to divestitures, $5,272 within interest expense due to the pre-payment of a portion of the Company's long-term debt and tax expense of $1,696 related to prior years returns included in the provision for income taxes. Loss from discontinued operations include the loss on the sale of two businesses within the former Human Health segment of $23,244, expense of $200 for an adjustment to an environmental reserve at a Rutherford Business site, $2,092 for a goodwill impairment charge, $1,791 due to the acquisition of Cutanogen and $1,475 for the write-down of an investment in equity securities.

(4) Loss from continuing operations include pre-tax charges for executive severance of $4,223 and an increase in an environmental reserve of $1,300 recorded in operating expenses, a tax benefit due to a favorable Swedish court decision of $3,329 and an increase in valuation allowances against domestic deferred tax assets totaling $16,926 within the provision for income taxes. Loss from discontinued operations include pre-tax charges for goodwill impairment of $76,385, long-lived asset impairment charge of $30,792 and a tax benefit related to the long-lived asset impairment of $1,673.

(5) Loss from discontinued operations includes a pre-tax charge of $48,720 for goodwill impairment. As a result of the adjustments for discontinued operations, the calculation of diluted weighted average shares outstanding includes common equivalent shares previously excluded as anti-dilutive.

(dollars in thousands, except share data)

Item 7 ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Executive Overview

The Company's business consists of three manufacturing facilities. These facilities primarily manufacture APIs, ingredients derived from organic chemistry and pharmaceutical intermediates.

The following significant events, which are explained in detail on the following pages, occurred during 2008 which affected results from continuing operations:

- A charge of $4,695 recorded within operating expenses for restructuring expenses.
- A charge of $1,515 recorded within operating expenses for strategic alternatives costs.
- A benefit of $726 recorded within cost of goods sold for an insurance settlement related to business interruption.

Sales in 2008 decreased 1.2% to $249,618 from $252,574 in 2007. Sales in 2008 were favorably impacted 2.5% as a result of foreign currency exchange.

The Company experienced lower demand for custom development products during 2008 due to macro-economic conditions and certain project delays. The Company also experienced lower generic API sales due to competitive pricing pressures and a lack of new generic API products due to prior European legislation. This legislation was recently overturned and the Company expects to generate sales of new generic products in 2010 and beyond. Sales of controlled substances showed strong growth in 2008. The Company also continues to develop several new products utilizing its proprietary polymeric drug delivery technology.

The Company maintained a robust custom development pipeline during 2008 and its portfolio currently includes 14 products in phase III clinical trials. With a broad portfolio of products and services in the API market, the Company remains profitable and has a solid platform for future growth.

Gross margins in 2008 decreased to 29.5% from 36.1% in 2007. The decrease is due primarily to lower pricing and higher production costs partially offset by proceeds from an insurance settlement related to business interruption. The insurance settlement contributed 0.3% to gross margins. The impact of foreign currency exchange was negligible.

Two customers accounted for 10% or more of 2008 gross sales. A distributor representing multiple customers, accounted for 11.8% and a pharmaceutical company, with which a long-term sales contract is in effect, accounted for 10.0%.

Many of the Company's contracts are short-term in duration. As a result, the Company must continually replace its contracts with new contracts to sustain its revenue. In addition, certain of the Company's long-term contracts may be cancelled or delayed by clients for any reason upon notice. The Company currently has a long-term sales contract that accounts for 10% of sales that is scheduled to expire at the end of 2013. There is no guarantee that this contract will be renewed. The Company also has a contract for certain drug delivery products that accounts for nearly 4% of sales that expires in September of 2009. While the Company currently believes it will renew the contract, and that it has intellectual property that increases the likelihood of renewal, there is no guarantee that this contract will be renewed and that if it is renewed, that the profitability will not be negatively impacted going forward.

The Company recorded tax expense of $7,071 in 2008 compared to $6,288 in 2007. Tax expense in 2007 includes $7,915 of benefit related to the recognition of certain tax attributes as a result of the sale of the businesses that comprised the Bioproducts and Biopharma segments. The tax provisions in 2008 and 2007 are primarily affected by the non-recognition of tax benefits in the U.S. where losses are incurred and the Company records valuation allowances against the benefits. The 2008 provision also includes benefits due to the expiration of statutes of limitations on certain tax positions, benefits for tax loss carrybacks and credits, and incremental benefits of the project to streamline the Company's legal structure.

(dollars in thousands, except share data)

The Company reported income from continuing operations of $7,929, or $0.27 per diluted share in 2008, compared to a loss of $13,511, or $0.47 per diluted share, in 2007.

Critical Accounting Policies

The Company's critical accounting policies are those that require the most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience and on other assumptions that are deemed reasonable by management under each applicable circumstance. Actual results or amounts could differ from estimates and the differences could have a material impact on the consolidated financial statements. A discussion of the Company's critical accounting policies, the underlying judgments and uncertainties affecting their application and the likelihood that materially different amounts would be reported under different conditions or using different assumptions, is as follows:

Revenue Recognition

Revenues are generally recognized when title to products and risk of loss are transferred to customers. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

The Company has certain contracts that contain multiple deliverables. These deliverables often include process development services and commercial production and are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration the Company receives is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units.

For contracts that contain milestone-based payments, the Company recognizes revenue using the proportional performance method based on the percentage of costs incurred relative to the total costs estimated to be incurred to complete the contract. Revenue recognition computed under this methodology is compared to the amount of non-refundable cash payments received or contractually receivable at the reporting date and the lesser of the two amounts is recognized as revenue at each reporting date. The proportional performance methodology applied by the Company for revenue recognition, utilizes an input based measure, specifically labor costs, because the Company believes the use of an input measure is a better surrogate of proportional performance than an output based measure, such as milestones.

Amounts billed in advance are recorded as deferred revenue on the balance sheet. Since payments received are typically non-refundable, the termination of a contract by a customer prior to its completion could result in an immediate recognition of deferred revenue relating to payments already received not previously recognized as revenue.

Sales terms to certain customers include rebates if certain conditions are met. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates and returns at the time of sale based on the terms of agreements with customers and historical experience and recognizes revenue net of these estimated costs which are classified as allowances and rebates.

The Company bills a portion of freight cost incurred on shipments to customers. Freight costs are reflected in cost of goods sold. Amounts billed to customers are recorded within net revenues.

Asset Valuations and Review for Potential Impairments

The review of long-lived assets, principally fixed assets and other amortizable intangibles, requires the Company to estimate the undiscounted future cash flows generated from these assets whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. If undiscounted cash flows are less than carrying value, the long-lived assets are written down to fair value.

(dollars in thousands, except share data)

The review of the carrying value of goodwill and indefinite lived intangibles is done annually or whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable utilizing a two-step process. In the first step, the fair value of the reporting units is determined using a discounted cash flow model and compared to the carrying value. If such analysis indicates that impairment may exist, the Company then estimates the fair value of the other assets and liabilities utilizing appraisals and discounted cash flow analyses to calculate an impairment charge.

The determination of fair value is judgmental and involves the use of significant estimates and assumptions, including projected future cash flows primarily based on operating plans, discount rates, determination of appropriate market comparables and perpetual growth rates. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and the magnitude of any such charge.

Environmental and Litigation Contingencies

The Company periodically assesses the potential liabilities related to any lawsuits or claims brought against us. See Note 18 for a discussion of the Company's current environmental and litigation matters, reserves recorded and our position with respect to any related uncertainties. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Company uses its best judgment to determine if it is probable that the Company will incur an expense related to a settlement for such matters and whether a reasonable estimation of such probable loss, if any, can be made. If probable and estimable, the Company accrues for the costs of clean-up, settlements and legal fees. If the aggregate amount of the liability and the timing of the payment is fixed or reasonably determinable, the Company discounts the amount to reflect the time value of money. Given the inherent uncertainty related to the eventual outcome of litigation and environmental matters, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that the Company may have made with respect to their resolution.

Income Taxes

The Company applies an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. In the event the Company determines that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. The Company's valuation allowances primarily relate to net operating loss carryforwards, foreign tax credits, and alternative minimum tax credits in the U.S., where profitability is uncertain and net operating loss carryforwards in certain state and foreign jurisdictions with little or no history of generating taxable income or where future profitability is uncertain.

Employee Benefit Plans

The Company provides a range of benefits to certain employees and retired employees, including pensions, post-retirement, post employment and health care benefits. The Company records annual amounts relating to these plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, turnover rates, and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of the modifications is generally recorded and amortized over future periods. The Company believes that the assumptions utilized for recording obligations under its plans are reasonable.

The discount rate used to measure pension liabilities and costs is selected by projecting cash flows associated with plan obligations which were matched to a yield curve of high quality bonds. The Company then selected the single rate that produces the same present value as if each cash flow were discounted by the corresponding spot rate on the yield curve.

Results of Operations

2008 Compared to 2007

Gross sales for 2008 decreased 1.2% to $249,618 from $252,574 in 2007. Gross sales were favorably impacted in 2008 by 2.5% due to the weakness in the U.S. dollar primarily versus the Euro and Swedish krona.

The following table shows gross sales to geographic area for the years ended December 31, 2008 and 2007:

	2008	2007
North America	$ 86,631	$ 85,644
Europe	143,542	150,692
Asia	11,440	9,125
Other	8,005	7,113
Total	$249,618	$252,574

Sales of APIs and pharmaceutical intermediates of $220,722 were comparable to the prior year. Excluding the favorable impact due to foreign exchange rates, sales were down 2.4%. Lower sales were driven by lower volumes of a diuretic API, lower demand for custom development and drug delivery products as well as lower pricing of a gastro-intestinal API due to the renegotiation of a long-term contract. These decreases were partially offset by strong sales of controlled substances and higher demand for a central nervous system API.

Other sales of $28,896 were $3,292 or 10.2% below the prior year. Excluding the favorable impact due to foreign exchange, these sales were down 12.1%. The decrease in sales is due primarily to lower sales of a feed additive product line that the Company exited in the third quarter of 2008 and lower sales of polymer products.

Gross profit in 2008 was $73,743 compared to $91,232 in 2007. Gross margins in 2008 decreased to 29.5% from 36.1% in 2007. The lower margins are due primarily to lower pricing and higher production costs partially offset by proceeds from an insurance settlement related to business interruption. The insurance settlement contributed 0.3% to gross margins. The impact of foreign currency exchange was negligible.

Selling, general and administrative ("SG&A") expenses of $40,521 or 16.2% of gross sales in 2008 decreased from $48,858 or 19.3% in 2007. Administrative expenses decreased primarily due to lower personnel costs resulting from reduced staffing at corporate headquarters (approximately $3,200), lower bonus expense (approximately $2,500) and lower legal fees (approximately $2,500) partially offset by an unfavorable impact from foreign currency (approximately $1,100).

Total restructuring expenses for 2008 and 2007 were $4,695 and $6,073, respectively. Restructuring expenses include the reduction of employee positions at the corporate office and the consolidation of the Company's R&D activities and small scale API production with its facility in Iowa.

During 2007, the Company announced plans to eliminate certain employee positions at the corporate office upon completion of the sale of the businesses that comprised the Bioproducts and Biopharma segments. This plan included certain one-time benefits for terminated employees. Costs related to these plans are recorded as restructuring expenses in the income statement. The Company recognized expense of $805 and $4,014 in 2008 and 2007, respectively, related to this plan.

In December of 2007, the Company consolidated its United States R&D activities and small scale API production with its facility in Charles City, Iowa. The Company recognized restructuring expenses in 2007 of $2,059 related to this consolidation. This charge included the present value of the remaining lease payments under the Company's current operating lease at the New Jersey R&D facility (reduced by estimated sublease rentals) of $998. The operating lease expires in December 2010. In accordance with accounting guidance, the fair value of the liability recorded at the cease-use date factored in the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property. The Company consulted with local real estate brokers at that time to determine what reasonable sublease rentals could be obtained. During the past year, the Company has not been

(dollars in thousands, except share data)

able to sublease the property and interest dramatically decreased during the fourth quarter of 2008. Due to the lack of interest, the Company consulted with its real estate broker and determined that the possibility of obtaining a sublease was extremely low. As a result, during the fourth quarter of 2008, the Company increased the reserve related to the remaining lease payments by $2,388. This amount assumes the Company will not obtain a sublease for the facility. In addition to increasing the reserve, the Company incurred costs of $1,502 related to lease payments, utilities and severance during 2008. Costs related to this consolidation are recorded as restructuring expenses on the income statement.

Total strategic alternative costs for 2008 and 2007 were $1,515 and $31,127, respectively. Strategic alternative costs include expenses that the Company has incurred related to the decision to sell the businesses that comprised the Bioproducts and Biopharma segments in February 2007, costs associated with a project to streamline the Company's legal structure and costs associated with the exit of a feed additives product line. These costs are not considered part of the restructuring program or a part of discontinued operations under current accounting guidance.

Strategic alternative costs for 2008 include $1,385 related to the project to streamline the Company's legal structure, costs associated with the modification of employee stock options due to the payment of the special dividend in connection with the divestiture of $102 and change of control expense of $28. Costs for 2007 include change of control expenses totaling $20,025 related to the 2007 divestiture of the businesses that comprised the Bioproducts and Biopharma segments, retention bonuses of $6,780, costs associated with the stock option modification of $2,854 and external advisor costs of $456.

During the fourth quarter of 2007 the Company committed to a plan to exit a feed additive product line. The equipment used in producing this product will be dismantled and disposed subsequent to the completion of production. Production continued through the third quarter of 2008. In accordance with FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), the Company recorded $1,012 for the asset retirement obligation in 2007. This charge is recorded as strategic alternative costs in the income statement.

Research and development expenses of $7,590 were 3.0% of gross sales in 2008, compared to $12,157 or 4.8% of gross sales in 2007. The decrease is primarily due to the Company's decision in 2007 to consolidate its New Jersey R&D facility with its R&D operations in Iowa to create increased operating efficiencies. The Company also utilized certain R&D personnel on custom development projects resulting in these costs being classified as cost of goods sold. The impact of foreign currency was negligible.

Operating profit was $19,422 in 2008 compared to an operating loss of $6,983 in 2007. The increase is due to lower strategic alternative and restructuring costs and lower corporate spending partially offset by lower gross margins. The 2008 results include strategic alternative and restructuring costs of $1,515 and $4,695, respectively. The 2007 results include strategic alternative and restructuring costs of $31,127 and $6,073, respectively.

Net interest expense was $3,668 in 2008 compared to net interest income of $485 in 2007 primarily reflecting interest income in 2007 due to interest earned on the proceeds from the sale of the businesses that comprised the Bioproducts and Biopharma segments. Higher average debt partially offset by lower interest rates contributed to higher interest expense. Additionally, 2007 includes the acceleration of unamortized origination fees related to the repayment of a prior credit facility of $841. The average interest rate was 4.9% and 6.9% in 2008 and 2007, respectively.

The Company recorded tax expense of $7,071 in 2008 compared to $6,288 in 2007. The tax expense for 2008 includes a $5,537 valuation allowance to offset benefits generated from U.S. tax credits and losses in certain non-U.S. jurisdictions. These valuation allowances result from the Company's recent history of domestic and certain foreign losses and its short-term projections for losses from continuing operations in the relative jurisdictions. Since 2003, the Company has maintained a full valuation allowance on the tax benefits arising from domestic pre-tax losses.

The Company will continue to record a full valuation allowance, primarily on its domestic net deferred tax assets and indefinite lived intangibles, until an appropriate level of domestic profitability is sustained or tax strategies can be developed that would enable the Company to conclude that it is more likely than not that a portion

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(dollars in thousands, except share data)

of the domestic net deferred assets would be realized. If the Company continues to report pre-tax losses in the United States and certain foreign jurisdictions, income tax benefits associated with those losses will not be recognized and, therefore, those losses would not be reduced by such income tax benefits. The carryforward periods for foreign tax credits, research and experimentation tax credits and the federal alternative minimum tax credits are 10 years, 20 years and an indefinite period, respectively. As such, improvements in domestic pre-tax income in the future may result in these tax benefits ultimately being realized. However, there is no assurance that such improvements will be achieved.

In connection with the sale of the businesses that comprised the Bioproducts and Biopharma businesses in 2007, the Company utilized domestic federal NOLs and foreign tax credits for which a full valuation allowance was provided for at December 31, 2007, to eliminate the U.S. tax on this transaction. U.S. income tax related to distributions from non-U.S. entities repatriated in 2008 has been offset by foreign tax credits.

Income from continuing operations in 2008 was $7,929, or $0.27 per diluted share, versus a loss of $13,511, or $0.47 per diluted share in 2007.

2007 Compared to 2006

Gross sales for 2007 increased 6.7% to $252,574 from $236,659 in 2006. Gross sales were favorably impacted 4.7% due to the impact of foreign currency reflecting weakness in the U.S. dollar primarily versus the Euro and Swedish krona.

The following table shows gross sales to geographic area for the years ended December 31, 2007 and 2006:

	2007	2006
North America	$ 85,644	$ 85,944
Europe	150,692	136,545
Asia	9,125	8,041
Other	7,113	6,129
Total	$252,574	$236,659

Sales of APIs and pharmaceutical intermediates of $220,386 were $14,193 or 6.9% above the prior year due primarily to higher demand for a diuretic API, nicotine polacrilex resin (used in smoking cessation products), amphetamines, and a neurological API. The increase in 2007 sales was partially offset by lower sales of three custom development products.

Other sales of $32,188 were $1,722 or 5.7% above the prior year due primarily to higher volumes of a crop protection product and x-ray media, partially offset by lower sales of feed additive products.

Gross profit in 2007 was $91,232 compared to $83,858 in 2006. Gross margins in 2007 increased to 36.1% from 35.4% in 2006. On a performance basis (excluding foreign currency impact), gross margins were 35.5% in 2007. The marginal increase is due primarily to favorable mix mostly offset by lower pricing.

SG&A expenses of $48,858 or 19.3% of gross sales in 2007 decreased from $58,279 or 24.6% in 2006. Administrative expenses decreased primarily due to lower personnel costs resulting from reduced staffing at corporate headquarters (approximately $3,000) and lower audit (approximately $2,200), insurance (approximately $1,900) and legal fees (approximately $1,500) partially offset by an unfavorable impact from foreign currency (approximately $1,500).

The Company announced plans to eliminate certain employee positions at the corporate office upon completion of the sale of the businesses that comprised the Bioproducts and Biopharma segments. This plan included certain one-time benefits for employees terminated and is substantially completed as of December 31, 2007. Costs related to these plans are recorded as restructuring expenses in the income statement. The Company recognized expense of $4,014 during 2007.

(dollars in thousands, except share data)

The Company also consolidated its United States R&D activities and small scale API production with its facility in Charles City, Iowa. As a result of the consolidation, the Company's New Jersey R&D facility was substantially closed as of December 31, 2007. The Company recognized restructuring expenses in 2007 of $2,059, of which approximately $1,354 will be in cash. The charge of $2,059 consists of the present value of the remaining lease payments under the Company's current operating lease at the New Jersey R&D facility (reduced by estimated sublease rentals) of $998, leasehold improvement write-offs of $705 and employee retention and severance of $356. Costs related to this plan are recorded as restructuring expenses on the income statement. The operating lease expires in December 2010. In accordance with accounting guidance, the severance and retention charges are being recognized ratably over the remaining service period. Lease payments are approximately $1,400 per year.

Strategic alternative costs include costs that the Company has incurred related to the decision to sell the businesses that comprised the Bioproducts and Biopharma segments in February 2007 and costs associated with the exit of a product line that manufactures a feed additive. These costs are not considered part of the restructuring program or a part of discontinued operations under current accounting guidance.

As a result of the sale of the businesses that comprise the Bioproducts and Biopharma segments, certain benefits became payable under change of control agreements between the Company and four of its current or former executives. These costs totaled $20,025 in 2007. Also included in strategic alternative costs are retention bonuses of $6,780; this includes amounts paid to certain current employees for continued employment, generally through September 30, 2007 and December 31, 2007, costs associated with the modification of employee stock options due to the payment of the special dividend in connection with the divestiture of $2,854 and external advisor costs of $456. Substantially all of these charges have been paid in cash.

During the fourth quarter of 2007 the Company committed to a plan to exit a feed additive product line. The equipment used in producing this product will be dismantled and disposed subsequent to the completion of production. Production continued through the third quarter of 2008. In accordance with FIN 47, the Company now has the information needed to estimate a range of potential settlement dates and the potential methods of settlement for the dismantling and disposal of this equipment. Upon adopting FIN 47 in the fourth quarter of 2005, the Company did not have the information needed to estimate the fair market value of the asset retirement obligation and as such did not record a liability. During the fourth quarter of 2007, the Company recorded $1,012 for the asset retirement obligation. This charge is recorded as strategic alternative costs in the income statement.

Total strategic alternative costs for 2007 were $31,127. Strategic alternative costs for 2006 totaled $2,958 consisting of external advisor costs related to divestitures.

Research and development expenses of $12,157 were 4.8% of gross sales in 2007, compared to $10,813 or 4.6% of gross sales in 2006. The increase in expense primarily reflects higher personnel costs to invest in the growth and development of proprietary technology platforms ($400), higher costs at the New Jersey R&D facility due to lower billings of fixed costs to customers resulting from fewer projects ($400) and depreciation expense associated with the new R&D facility in Milano ($100). The impact of foreign currency also contributed to higher expense ($500).

The Company incurred an operating loss in 2007 of $6,983 compared to operating income of $11,808 in 2006 due to higher strategic alternative and restructuring costs, partially offset by lower corporate spending and higher gross margins. The 2007 results include strategic alternative and restructuring costs of $31,127 and $6,073, respectively. The 2006 results include strategic alternative costs of $2,958.

Net interest income was $485 in 2007 compared to net interest expense of $5,478 in 2006 primarily reflecting higher interest income in 2007 compared to 2006 due to interest earned on the proceeds from the sale of the businesses that comprised the Bioproducts and Biopharma segments. Lower average debt partially offset by higher interest rates contributed to lower interest expense. Additionally, 2007 includes the acceleration of unamortized origination fees related to the repayment of a prior credit facility of $841. Included in 2006 is approximately $5,272 related to the make whole payment of $4,809 and the related acceleration of $463 of unamortized origination fees due to the prepayment of the Senior Notes partially offset by the allocation of interest expense to discontinued operations. The average interest rate was 6.9% and 5.8% in 2007 and 2006, respectively.

(dollars in thousands, except share data)

The Company recorded tax expense of $6,288 in 2007 compared to $14,513 in 2006. Tax expense in 2007 includes $7,915 of benefit related to the recognition of certain tax attributes as a result of the sale of the businesses that comprised the Bioproducts and Biopharma segments. The tax expense for 2007 also includes a $7,816 valuation allowance to offset benefits generated from U.S. tax losses and tax credits and losses in certain non-U.S. jurisdictions. These valuation allowances result from the Company's recent history of domestic and certain foreign losses and its short-term projections for losses from continuing operations in the relative jurisdictions. Since 2003, the Company has maintained a full valuation allowance on the tax benefits arising from domestic pre-tax losses.

The Company will continue to record a full valuation allowance, primarily on its domestic net deferred tax assets and indefinite lived intangibles, until an appropriate level of domestic profitability is sustained or tax strategies can be developed that would enable the Company to conclude that it is more likely than not that a portion of the domestic net deferred assets would be realized. If the Company continues to report pre-tax losses in the United States and certain foreign jurisdictions, income tax benefits associated with those losses will not be recognized and, therefore, those losses would not be reduced by such income tax benefits. The carryforward periods for foreign tax credits, research and experimentation tax credits, NOLs, and the federal alternative minimum tax credits are 10 years, 20 years, 20 years and an indefinite period, respectively. As such, improvements in domestic pre-tax income in the future may result in these tax benefits ultimately being realized. However, there is no assurance that such improvements will be achieved.

In connection with the sale of the businesses that comprised the Bioproducts and Biopharma businesses, the Company utilized domestic NOLs and foreign tax credits for which a full valuation allowance was provided for at December 31, 2006. The NOLs and foreign tax credits were utilized to reduce all the domestic tax on this transaction.

Loss from continuing operations in 2007 was $13,511 or $0.47 per diluted share, versus $8,166 or $0.30 per diluted share in 2006.

Liquidity and Capital Resources

During 2008 cash and cash equivalents on hand decreased $5,948 to $32,540. The year over year decline in the Euro and Swedish krona unfavorably impacted the translated cash balances by $2,410. During 2008, cash flows from operations provided $4,989, compared to using $793 in the same period a year ago. The change in cash flows from operations in 2008 versus 2007 is due primarily to higher income from continuing operations and improved accounts receivable collections partially offset by the pay down of several year end 2007 accruals.

Cash flows used in investing activities in 2008 of $30,637 primarily reflect cash payments related to capital expenditures of $29,378 compared to $25,927 in 2007. Capital expenditures in 2008 primarily consisted of a new mid-scale Pharma manufacturing facility in Karlskoga, Sweden, an API purification facility in Milan, Italy and capital improvements to existing facilities. For 2009, capital expenditures are expected to be approximately $13,000 to $16,000.

Cash flows provided by financing activities in 2008 of $22,110 mainly reflect a net increase in bank debt of $22,142. In 2007 the Company had a net reduction of debt of $57,255 and paid dividends of $402,389 which was partially offset by proceeds from stock options exercised of $21,898.

In April 2007, the Company entered into a $200,000 five-year Syndicated Senior Revolving Credit Facility which expires in April 2012. The Company pays interest on this credit facility at LIBOR plus 1.25% — 2.00% based upon certain measurements of the Company's financial performance. The credit facility also includes financial covenants regarding interest coverage and leverage ratios. The Company was in compliance with all financial covenants at December 31, 2008. The 5-Year Agreement is collateralized by dividend and distribution rights associated with a pledge of a portion of stock that the Company owns in a foreign holding company. This foreign holding company owns a majority of the Company's non-U.S. operating subsidiaries. As of December 31, 2008, there was $123,800 outstanding under the five-year Syndicated Senior Revolving Credit Facility.

(dollars in thousands, except share data)

The Company has employed a plan to mitigate interest rate risk by entering into interest rate swap agreements to convert floating rates to fixed interest rates. As of December 31, 2008, the Company had three interest rate swaps in place with an aggregate notional value of $60,000, at an average fixed rate of 4.48%, and with maturity dates of October 2010. The Company's strategy has been to cover a portion of outstanding bank debt with interest rate protection. At December 31, 2008, the coverage was approximately 48% of our variable interest rate debt.

The Company used the proceeds from the sale of the businesses that comprised the Bioproducts and Biopharma segments, which closed during the first quarter of 2007, to repay outstanding debt and in May 2007, paid a special dividend of $14.00 per share, totaling $401,970. Approximately $94,000 was borrowed from the Company's 5-Year Agreement to pay the dividend. The Company also discontinued its quarterly dividend payment.

The Company did not pay a quarterly dividend during 2008. During 2007, the Company paid its quarterly dividend on common stock of $0.03 only for the first quarter.

The 2008 and 2007 weighted average interest rate for long-term bank debt was 4.9% and 6.9%, respectively.

Contractual Obligations

At December 31, 2008, the Company's contractual obligations with initial or remaining terms in excess of one year were as follows:

	Total	2009	2010	2011	2012	2013+
Long term debt	$123,800	$ —	$ —	$ —	$123,800	$ —
Interest on debt	14,054	4,775	4,568	3,533	1,178	—
Operating leases	6,132	2,265	2,164	707	672	324
Purchase obligations	14,136	6,819	3,410	2,425	1,482	—
Strategic alternatives/restructuring	5,628	5,628	—	—	—	—
Vitamin B-3 settlement	1,577	1,577	—	—	—	—
Contractual cash obligations	$165,327	$21,064	$10,142	$6,665	$127,132	$324

In addition to the contractual obligations listed above, the Company expects to contribute approximately $1,205 in cash to its two U.S. defined-benefit pension plans in 2009. Also not included in the table above is $1,697 of uncertain tax positions due to uncertainties surrounding the timing of the obligation. See Note 9.

See Notes 10, 12, 15, 17 and 18 for additional information regarding our pension plans, debt and other commitments.

The Company's forecasted cash flow from future operations may be adversely affected by various factors including, but not limited to, declines in customer demand, increased competition, the deterioration in general economic and business conditions, returns on assets within the Company's domestic pension plans that are significantly below expected performance, as well as other factors. See the Risk Factors section of this document for further explanation of factors that may negatively impact the Company's cash flows. Any change in the current status of these factors could adversely impact the Company's ability to fund operating cash flow requirements.

Market Risks

Currency Risk Management

The Company's primary market risk relates to exposure to foreign currency exchange rate fluctuations on transactions entered into by international operations which are primarily denominated in the U.S. dollar, Euro and Swedish krona. The Company currently uses foreign currency exchange forward contracts to mitigate the effect of short-term foreign exchange rate movements on the Company's local operating results. As a matter of policy, the Company does not hedge to protect the translated results of foreign operations. The notional amount of these

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(dollars in thousands, except share data)

contracts as of December 31, 2008 was $20,568. Unrealized foreign exchange contract losses do not subject the Company's actual results to risk as gains or losses on these contracts are undertaken to offset gains or losses on the transactions that are hedged. The foreign exchange contracts have varying maturities with none exceeding twelve months.

With respect to the contracts outstanding at December 31, 2008, a 10% fluctuation of the local currency over a one-year period would cause $2,113 pre-tax earnings to be at risk. This is based on the notional amount of the contracts, adjusted for unrealized gains and losses, of $21,131. These calculations do not include the impact of exchange gains or losses on the underlying positions that would offset the gains and losses of the derivative instruments.

Interest Rate Management

The Company has employed a plan to mitigate interest rate risk by entering into interest rate swap agreements to convert floating rates to fixed interest rates. As of December 31, 2008, the Company had three interest rate swaps in place with an aggregate notional value of $60,000, at an average fixed rate of 4.48%, and with maturity dates of October 2010. The Company's strategy has been to cover a portion of outstanding bank debt with interest rate protection. At December 31, 2008, the coverage was approximately 48% of our variable interest rate debt. At December 31, 2008 the Company had variable debt of $123,800, of which $60,000 is fixed by an interest rate swap. Holding all other variables constant, if the LIBOR portion of the weighted average interest rates in the variable rate debt increased by 100 basis points, the effect on our earnings and cash flows would have been higher interest expense of $638.

Contingencies

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company continually assesses all known facts and circumstances as they pertain to all legal and environmental matters and evaluates the need for reserves and disclosures as deemed necessary based on these facts and circumstances and as such facts and circumstances develop. These matters, either individually or in the aggregate, could have a material adverse effect on the Company's financial condition, operating results and cash flows in a future reporting period.

Environmental

In connection with laws and regulations pertaining to the protection of the environment, the Company and its subsidiaries are a party to several environmental proceedings and remediation investigations and cleanups and, along with other companies, have been named potentially responsible parties ("PRP") for certain waste disposal sites ("Superfund sites"). Additionally, the Company has retained the liability for certain environmental proceedings, associated with the sale of the Rutherford Chemicals business.

Each of these matters is subject to various uncertainties, and it is possible that some of these matters will be decided unfavorably against the Company. The resolution of such matters often spans several years and frequently involves regulatory oversight or adjudication. Additionally, many remediation requirements are not fixed and are likely to be affected by future technological, site, and regulatory developments. Consequently, the ultimate extent of liabilities with respect to such matters, as well as the timing of cash disbursements cannot be determined with certainty.

In matters where the Company has been able to reasonably estimate its liability, the Company has accrued for the estimated costs associated with the study and remediation of Superfund sites not owned by the Company and the Company's current and former operating sites. These accruals were $6,226 and $6,905 at December 31, 2008 and December 31, 2007, respectively. The decrease in the accrual includes payments of $633 and the impact of currency of $303 partially offset by adjustments to reserves of $257. Based upon available information and analysis, the Company's current accrual represents management's best estimate of the probable and estimable costs associated

(dollars in thousands, except share data)

with environmental proceedings including amounts for investigation fees where remediation costs may not be estimable at the reporting date.

CasChem ISRA

As a result of the sale of the Bayonne, New Jersey facility, the Company became obligated to investigate site conditions and conduct required remediation under the New Jersey Industrial Site Recovery Act ("ISRA"). The Company completed a preliminary assessment of the site and submitted the preliminary assessment to the New Jersey Department of Environmental Protection ("NJDEP"). The preliminary assessment identified potential areas of concern based on historical operations and sampling of such areas commenced. The Company has completed a second phase of sampling and determined that a third phase of sampling is necessary to determine the extent of contamination and any necessary remediation. The results of the completed and proposed sampling, and any additional sampling deemed necessary, will be used to develop an estimate of the Company's future liability for remediation costs, if any. The Company submitted its plan for the third phase of sampling to the NJDEP during the fourth quarter of 2005. The sampling will commence upon approval of the sampling plan.

Cosan

The Company's Cosan subsidiary conducted manufacturing operations in Clifton, New Jersey from 1968 until 1979. Prior to the acquisition of Cosan by the Company, the operations were moved to another location and thereafter Cambrex purchased the business. In 1997, Cosan entered into an Administrative Consent Order with the NJDEP. Under the Administrative Consent Order, Cosan was required to complete an investigation of the extent of the contamination related to the Clifton site and conduct remediation as may be necessary. During the third quarter of 2005, the Company completed the investigation related to the Clifton site, which extends to adjacent properties. The results of the investigation caused the Company to increase its related reserves by $1,300 in 2005 based on the proposed remedial action plan. The Company submitted the results of the investigation and proposed remedial action plan to the NJDEP. In late 2006, the NJDEP requested that an additional investigation be conducted at the site. The Company estimated that the additional work will cost approximately $240, and as such, increased the related reserve in the first quarter of 2007. The Company submitted its plan for additional work to the NJDEP in April 2007. In August 2007 the NJDEP approved the Company's work plan and the additional investigation has been partially completed. The Company has submitted an interim report to NJDEP and is proceeding to complete the investigation. As of December 31, 2008, the reserve was $1,260. The results of the additional investigation may impact the remediation plan and costs.

Additionally, there is a reserve of $929 as of December 31, 2008 for the Cosan Carlstadt, N.J. site related to an Administrative Consent Order with the NJDEP entered into in 1985 in connection with the acquisition of Cosan. In September 2004, the reserve was increased based on the investigations completed to date and the proposed Remedial Action Work Plan ("RAW") submitted to the NJDEP for their approval. The NJDEP subsequently rejected the RAW and required the Company to perform additional investigative work prior to approval of a new RAW. The Company's reserves were increased to cover the additional investigative work. The results of this additional investigative work may impact the RAW and costs.

Berry's Creek

In March 2006, the Company received notice from the United States Environmental Protection Agency ("USEPA") that two former operating subsidiaries are considered PRPs at the Berry's Creek Superfund Site, Bergen County, New Jersey. The operating companies are among many other PRPs that were listed in the notice. Pursuant to the notice, the PRPs have been asked to perform a remedial investigation and feasibility study of the Berry's Creek Site. The Company has met with the other PRPs. Both operating companies joined the group of PRPs and filed a joint response to the USEPA agreeing to jointly negotiate to conduct or fund (along with other PRPs) an appropriate remedial investigation and feasibility study of the Berry's Creek Site. The PRPs have engaged technical and allocation consultants to evaluate investigation and remedial alternatives and develop a method to allocate related costs among the PRPs. In December 2007 the PRPs reached a tentative agreement on the allocation of the site

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(dollars in thousands, except share data)

investigation costs and at December 31, 2008 the Company's reserve was $498. The investigation is expected to take several years and at this time it is too early to predict the extent of any additional liabilities.

Nepera, Inc. — Maybrook and Harriman Sites

In 1987, Nepera, Inc. ("Nepera") was named a PRP along with certain prior owners of the Maybrook Site in Hamptonburgh, New York by the USEPA in connection with the disposition, under appropriate permits, of wastewater at that site prior to Cambrex's acquisition of Nepera in 1986. The Maybrook Site is on the USEPA's National Priorities List for remedial work. A prior owner of the Nepera facility has participated with Nepera in the performance of a remedial investigation and feasibility study for the Maybrook Site. In September 2007, the USEPA issued the Record of Decision ("ROD") which describes the remedial plan for the Maybrook Site. The USEPA also issued the Company and the prior owner a Notice of Potential Liability and the recipients have signed a Consent Decree to complete the ROD and pay the USEPA certain past oversight costs and have provided the USEPA with appropriate financial assurance, including a letter of credit to guarantee the recipient's obligation under the Consent Decree.

In 1987, Nepera was also named as a responsible party along with certain prior owners of the Harriman, New York production facility by the New York State Department of Environmental Conservation in connection with contamination at the Harriman Site. A prior owner of the Nepera facility has participated with Nepera in the performance of the remedial investigation and feasibility study for the Harriman Site. In 1997, a final ROD was issued which describes the remediation plan for the site. Nepera and the prior owner have been implementing the ROD since 1997.

Until 1997, reserves were assessed and established based on the information available. In November 1997, a settlement was reached between Nepera, Inc., the former owner mentioned above, and the original owner of the Harriman operations, pertaining to past and future costs of remediating the Maybrook and Harriman Sites ("the Sites"). Under the terms of the settlement, the original site owner paid approximately $13,000 to provide for past and future remediation costs at the two sites in exchange for a release from the requirement to clean up the two sites, and the settlement funds were placed in a trust for the benefit of remediating the two sites on behalf of Nepera and the other former site owner. Nepera and the prior owner were reimbursed their past costs from the trust. Nepera had believed that the remaining funds available in the trust would be sufficient to provide for the future remediation costs for the Sites. Accordingly, the estimated range of liability for the Sites was offset against the settlement funds.

Based on available information, Nepera believed that the current trust balance would not cover the remaining work to be completed at Harriman and under the final Maybrook ROD issued in September 2007. As such the Company increased its reserve by $1,000 during 2007, which was recorded in discontinued operations. As of December 31, 2008, the reserve recorded on the books was $1,200.

Solvent Recoveries Superfund Site

In 1992, the USEPA notified Humphrey Chemical Co., Inc. ("Humphrey") of its possible involvement as one of approximately 1,300 PRPs at a Superfund site ("the site") in Southington, Connecticut, once operated by Solvent Recoveries, Inc. Humphrey joined the PRP group, which has agreed with the USEPA to perform a Remedial Investigation/Feasibility Study ("RIFS"). The RIFS has been completed and the USEPA has proposed remediation of the Site. In September 2008, Humphrey agreed to enter into a consent decree and settlement with the other PRPs and the USEPA whereby Humphrey agreed to pay a settlement amount of $353 with an initial payment of $106 and the remaining $247 to be paid in installments over time as the remediation proceeds. The Company has reserved for the unpaid portion of the settlement and has entered into a letter of credit to guarantee the payment obligation under the settlement.

The Company is involved in other matters where the range of liability is not reasonably estimable at this time and it is not determinable when information will become available to provide a basis for adjusting or recording an accrual, should an accrual ultimately be required.

(dollars in thousands, except share data)

Newark Bay Complex Litigation

CasChem and Cosan have been named as two of several hundred third-party defendants in a third-party complaint filed in February 2009, by Maxus Energy Corporation ("Maxus") and Tierra Solutions, Inc. ("Tierra"). The original plaintiffs include the NJDEP, the Commissioner of the NJDEP and the Administrator of the NJ Spill Compensation Fund, which originally filed suit in 2005 against Maxus, Tierra and other defendants seeking recovery of cleanup and removal costs for alleged discharges of dioxin and other hazardous substances into the Passaic River, Newark Bay, Hackensack River, Arthur Kill, Kill Van Kull and adjacent waters (the "Newark Bay Complex"). Maxus and Tierra are now seeking contribution from third-party defendants for any cleanup and removal costs for which each may be held liable in the lawsuit. Maxus and Tierra also seek recovery for cleanup and removal costs, that each has incurred or will incur relating to the Newark Bay Complex. The Company expects to vigorously defend against the lawsuit. At this time it is too early to predict whether the Company will have any liability in this matter.

Litigation and Other Matters

Mylan Laboratories

In 1998 the Company and its subsidiary Profarmaco S.r.l. (currently known as Cambrex Profarmaco Milano S.r.l.") ("Profarmaco") were named as defendants (along with Mylan Laboratories, Inc. ("Mylan") and Gyma Laboratories of America, Inc., ("Gyma") Profarmaco's distributor in the United States) in a proceeding instituted by the Federal Trade Commission ("FTC") in the United States District Court for the District of Columbia (the "District Court"). Suits were also commenced by several State Attorneys' General. The suits alleged violations of the Federal Trade Commission Act arising from exclusive license agreements between Profarmaco and Mylan covering two APIs. The FTC and Attorneys' General suits were settled in February 2001, with Mylan (on its own behalf and on behalf of Profarmaco and Cambrex) agreeing to pay over $140,000 and with Mylan, Profarmaco and Cambrex agreeing to monitor certain future conduct.

The same parties including the Company and Profarmaco have also been named in purported class action complaints brought by private plaintiffs in various state courts on behalf of purchasers of the APIs in generic form, making allegations similar to those raised in the FTC's complaint and seeking various forms of relief including treble damages. All of these cases have been resolved except for one brought by three health care insurers known as In Re Lorazepam & Clorazepate Antitrust Litigation.

In April 2003, Cambrex reached an agreement with Mylan under which Cambrex would contribute $12,415 to the settlement of litigation brought by a class of direct purchasers which has been fully paid as of December 31, 2008. In exchange, Cambrex and Profarmaco received from Mylan a release and full indemnity against future costs or liabilities in related litigation brought by purchasers, as well as potential future claims related to this matter.

In February 2008 the District Court, in the In Re Lorazepam & Clorazepate Antitrust Litigation, entered judgment after trial against Mylan, Gyma and Cambrex in the amount of $8,355, payable jointly and severally, and also a punitive damage award against each of Mylan, Gyma and Cambrex in the amount of $16,709. In addition, in October 2008, the District Court ruled that Mylan, Gyma and Cambrex were also subject to a total of approximately $7,000 in prejudgment interest. The parties will appeal the awards. Cambrex expects any payment of the judgment against it to be made by Mylan under the indemnity described above.

Vitamin B-3

In May 1998, Nepera, which manufactured and sold niacinamide ("Vitamin B-3"), received a Federal Grand Jury subpoena for the production of documents relating to the pricing and possible customer allocation with regard to that product. In 2000, Nepera reached an agreement with the government as to its alleged role in Vitamin B-3 violations from 1992 to 1995. The Canadian government claimed similar violations. All government suits in the U.S. and Canada have been concluded.

(dollars in thousands, except share data)

Nepera was named as a defendant, along with several other companies, in a number of private civil actions brought on behalf of alleged purchasers of Vitamin B-3. The actions seek injunctive relief and unspecified but substantial damages. All cases have been settled within established reserve amounts.

The balance of the reserves recorded within accrued liabilities related to this matter is $1,577 as of December 31, 2008 and is sufficient to cover the settlement.

Baltimore Litigation

In 2001, the Company acquired a biopharmaceutical manufacturing business in Baltimore (the "Baltimore Business"). The sellers of the Baltimore Business filed suit against the Company alleging that the Company made false representations during the negotiations on which the sellers relied in deciding to sell the business and that the Company breached its obligation to pay additional consideration as provided in the purchase agreement which was contingent on the performance of the Baltimore Business.

In August 2007 the United States District Court, Southern District of New York, granted the Company's pending Motion for Summary Judgment in the Baltimore Litigation. The Sellers have filed a notice of appeal and oral arguments on the appeal are scheduled for March 2009. Management continues to believe the matter to be without merit and continues its defense of this matter.

Other

The Company has commitments incident to the ordinary course of business including corporate guarantees of certain subsidiary obligations to the Company's lenders related to financial assurance obligations under certain environmental laws for remediation, closure and third party liability requirements of certain of its subsidiaries and a former operating location; contract provisions for indemnification protecting its customers and suppliers against third party liability for manufacture and sale of Company products that fail to meet product warranties and contract provisions for indemnification protecting licensees against intellectual property infringement related to licensed Company technology or processes.

Additionally, as permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that covers a portion of any potential exposure. The Company currently believes the estimated fair value of its indemnification agreements is not significant based on currently available information, and as such, the Company has no liabilities recorded for these agreements as of December 31, 2008.

In addition to the matters identified above, Cambrex's subsidiaries are party to a number of other proceedings that are not considered material at this time.

Impact of Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157 "Fair Value Measurements" ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Relative to FAS 157, the FASB issued FASB Staff Positions ("FSP") 157-2, which defers the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effect of adopting this pronouncement

(dollars in thousands, except share data)

(related to financial assets and financial liabilities) did not have a material impact on the Company's financial position or results of operations. The Company is currently evaluating the potential impact of this pronouncement (related to nonfinancial assets and nonfinincial liabilities).

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

The Company adopted FASB Statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("FAS 158") for the year ended December 31, 2006. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement does not impact the amounts recognized in the income statement.

FAS 158 also requires an employer to measure the funded status of a plan as of the date of the fiscal year end balance sheet. The Company's fiscal year end is December 31 and its pension plans and postretirement benefits plan previously had a September 30 measurement date. The Company adopted this measurement requirement as of December 31, 2008. The effect of adopting this pronouncement did not have a material impact on the Company's financial position or results of operations.

Fair Value Option for Financial Assets and Financial Liabilities

The Company adopted FASB Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("FAS 159") effective January 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings at each subsequent reporting date. The effect of adopting this pronouncement did not have a material impact on the Company's financial position or results of operations.

Amendment of FAS 141

In December 2007, the FASB issued Statement No. 141 (Revised 2007), "Business Combinations" ("FAS 141R") which requires an acquirer to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination, achieved in stages, to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. FAS 141R makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, the Company adopted this statement on January 1, 2009.

Amendment of FAS 133

In March 2008, the FASB issued Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS 161"). This statement requires enhanced disclosures about derivative and hedging activities and thereby improves the transparency of financial reporting. FAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. This statement is effective for fiscal years beginning after November 15, 2008. The effect of adopting this pronouncement will not have an impact on the Company's financial position or results of operations.

Employers' Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued FSP 132(R)-1 "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). This statement provides guidance on additional disclosures about plan assets of a defined benefit pension or other postretirement plan. This statement is effective for fiscal years ending after

---

(dollars in thousands, except share data)

December 15, 2009. Upon initial application, the provisions of FSP 132(R)-1 are not required for earlier periods that are presented for comparative purposes. The effect of adopting this pronouncement will not have an impact on the Company's financial position or results of operations.

Forward-Looking Statements

This document may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Rule 3b-6 under The Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding expected performance, especially expectations with respect to sales, research and development expenditures, earnings per share, capital expenditures, acquisitions, divestitures, collaborations, or other expansion opportunities. These statements may be identified by the fact that they use words such as "expects," "anticipates," "intends," "estimates," "believes" or similar expressions in connection with any discussion of future financial and operating performance. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Form 10-K. Any forward-looking statements contained herein are based on current plans and expectations and involve risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations including, but not limited to, global economic trends, pharmaceutical outsourcing trends, competitive pricing or product developments, government legislation and regulations (particularly environmental issues), tax rate, interest rate, technology, manufacturing and legal issues, including the outcome of outstanding litigation disclosed in the Company's public filings, changes in foreign exchange rates, uncollectable receivables, loss on disposition of assets, cancellation or delays in renewal of contracts, lack of suitable raw materials or packaging materials, the Company's ability to receive regulatory approvals for its products and other factors described under the caption "Risk Factors That May Affect Future Results" in this Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time and it is not possible for the Company to predict which will arise. In addition, the Company cannot assess the impact of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 7a ***Quantitative and Qualitative Disclosures about Market Risk***

The information required in this section can be found in the "Market Risks" section of Item 7 on page 27 of this Form 10-K.

(dollars in thousands, except share data)

Item 8 ***Financial Statements and Supplementary Data***

The following consolidated financial statements and selected quarterly financial data of the Company are filed under this item:

The consolidated financial statements and financial statement schedule are filed pursuant to Item 15 of this report.

(dollars in thousands, except share data)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cambrex Corporation

We have audited the accompanying consolidated balance sheets of Cambrex Corporation as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedule. The financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cambrex Corporation at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein for the years ended December 31, 2008 and 2007.

As described in Note 3, in 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cambrex Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 19, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Woodbridge, NJ
February 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cambrex Corporation

We have audited Cambrex Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cambrex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cambrex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Cambrex Corporation as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended and our report dated February 19, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Woodbridge, NJ
February 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cambrex Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) (1) present fairly, in all material respects, the results of their operations and their cash flows of Cambrex Corporation and its subsidiaries for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the information with respect to 2006 included in the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 3 and 14 to the consolidated financial statements, in 2006 the Company changed the manner in which it accounts for pension and other postretirement benefit plans and the manner in which it accounts for share-based compensation.

/s/ PRICEWATERHOUSECOOPERS LLP

Florham Park, NJ
March 15, 2007, except for the effects of the
discontinued operations with respect to 2006
described in Note 19, as to which the date
is February 27, 2008

CAMBREX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,540	$ 38,488
Trade receivables, less allowances of $1,150 and $560 at respective dates	36,685	45,003
Inventories, net	61,133	61,440
Prepaid expenses and other current assets	8,798	20,104
Total current assets	139,156	165,035
Property, plant and equipment, net	161,500	165,657
Goodwill	35,374	35,552
Other non-current assets	5,042	7,218
Total assets	$341,072	$373,462
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,700	$ 26,185
Accrued expense and other current liabilities	45,080	69,702
Total current liabilities	64,780	95,887
Long-term debt	123,800	101,600
Deferred income tax	16,138	19,086
Accrued pension and postretirement benefits	44,165	32,104
Other non-current liabilities	17,403	22,728
Total liabilities	266,286	271,405
Commitments and contingencies (see Notes 17 and 18)		
Stockholders' equity:		
Common Stock, $.10 par value; authorized 100,000,000 issued 31,406,778 and 31,399,700 shares at respective dates	3,140	3,140
Additional paid-in capital	99,881	98,793
Retained earnings	11,960	4,031
Treasury stock, at cost, 2,224,613 and 2,385,066 shares at respective dates	(19,014)	(20,386)
Accumulated other comprehensive (loss)/income	(21,181)	16,479
Total stockholders' equity	74,786	102,057
Total liabilities and stockholders' equity	$341,072	$373,462

See accompanying notes to consolidated financial statements.

CAMBREX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share data)

	Years Ended December 31,		
	2008	2007	2006
Gross Sales	$249,618	$252,574	$236,659
Allowances and rebates	2,099	1,368	1,026
Net sales	247,519	251,206	235,633
Other revenues	1,709	1,299	(560)
Net revenues	249,228	252,505	235,073
Cost of goods sold	175,485	161,273	151,215
Gross profit	73,743	91,232	83,858
Selling, general and administrative expenses	40,521	48,858	58,279
Research and development expenses	7,590	12,157	10,813
Restructuring expenses	4,695	6,073	—
Strategic alternative costs	1,515	31,127	2,958
Operating profit/(loss)	19,422	(6,983)	11,808
Other (income)/expenses			
Interest income	(802)	(5,199)	(514)
Interest expense	4,470	4,714	5,992
Other expenses/(income), net	754	725	(17)
Income/(loss) before income taxes	15,000	(7,223)	6,347
Provision for income taxes	7,071	6,288	14,513
Income/(loss) from continuing operations	$ 7,929	$(13,511)	$ (8,166)
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	—	222,759	(21,706)
Income/(loss) before cumulative effect of a change in accounting principle	7,929	209,248	(29,872)
Cumulative effect of a change in accounting principle	—	—	(228)
Net income/(loss)	$ 7,929	$209,248	$(30,100)
Basic earnings/(loss) per share			
Income/(loss) from continuing operations	$ 0.27	$ (0.47)	$ (0.30)
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	$ —	$ 7.77	$ (0.81)
Cumulative effect of a change in accounting principle	$ —	$ —	$ (0.01)
Net income/(loss)	$ 0.27	$ 7.30	$ (1.12)
Diluted earnings/(loss) per share			
Income/(loss) from continuing operations	$ 0.27	$ (0.47)	$ (0.30)
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	$ —	$ 7.77	$ (0.81)
Cumulative effect of a change in accounting principle	$ —	$ —	$ (0.01)
Net income/(loss)	$ 0.27	$ 7.30	$ (1.12)
Weighted average shares outstanding:			
Basic	29,116	28,683	26,816
Diluted	29,161	28,683	26,816

See accompanying notes to consolidated financial statements.

CAMBREX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands, except share data)

	Common Stock		Additional					Accumulated	
	Shares Issued	Par Value ($.10)	Paid-In Capital	Retained Earnings	Deferred Compensation	Treasury Stock	Comprehensive (Loss)/Gain	Other Comprehensive (Loss)/Income	Total Stockholders' Equity
Balance at December 31, 2005	29,118,141	$2,912	$ 219,236	$ 62,170	$(2,131)	$(20,768)		$(18,168)	$ 243,251
Comprehensive loss									
Net loss				(30,100)			(30,100)		(30,100)
Other comprehensive income/(loss)									
Foreign currency translation adjustment							14,443		
Unrealized losses on hedging contracts, net of tax of $177							280		
Pensions, net of tax of $(20)							839		
Unrealized losses on available for sale marketable securities, net of tax of $0							(10)		
Reclass adjustment for loss on marketable securities included in net earnings, net of tax of $0							1,475		
Other comprehensive income							17,027	17,027	17,027
Total comprehensive loss							$ (13,073)		
Adjustment to initially apply FASB Statement No. 158, net of tax of $376								(7,088)	(7,088)
Disposition of business — pension								2,472	2,472
Cash dividends at $0.12 per share				(3,210)					(3,210)
Purchase of treasury stock						(113)			(113)
Exercise of stock options	1,069,876	103	20,977			230			21,310
Deferred compensation			222			159			381
Vested restricted stock			(563)		2,131	(340)			1,228
Stock option expense			448						448
Restricted stock expense			1,040						1,040
Balance at December 31, 2006	30,188,017	$3,015	$ 241,360	$ 28,860	$ —	$(20,832)		$ (5,757)	$ 246,646
Comprehensive income									
Net income				209,248			209,248		209,248
Other comprehensive income/(loss)									
Foreign currency translation adjustment							15,684		
Unrealized losses on hedging contracts, net of tax of $107							(1,385)		
Pensions, net of tax of $346							7,734		
Reclass adjustment for gain on marketable securities included in net earnings, net of tax of $0							(1,117)		
Other comprehensive income							20,916	20,916	20,916
Total comprehensive income							$230,164		
Disposition of business — pension								1,320	1,320
Cash dividends and return of capital at $14.03 per share			(169,782)	(234,077)					(403,859)
Purchase of treasury stock						(59)			(59)
Exercise of stock options	1,175,101	121	21,777						21,898
Deferred compensation	8,771	1	207			62			270
Vested restricted stock	27,811	3	(446)			443			—
Stock option modification			2,535						2,535
Stock option expense			711						711
Restricted stock expense			2,431						2,431
Balance at December 31, 2007	31,399,700	$3,140	$ 98,793	$ 4,031	$ —	$(20,386)		$ 16,479	$ 102,057
Comprehensive loss									
Net income				7,929			7,929		7,929
Other comprehensive loss									
Foreign currency translation adjustment							(16,830)		
Unrealized losses on hedging contracts, net of tax of $322							(2,962)		
Pensions, net of tax of $145							(17,868)		
Other comprehensive loss							(37,660)	(37,660)	(37,660)
Total comprehensive loss							$ (29,731)		
Purchase of treasury stock						(50)			(50)
Exercise of stock options	2,301	—	18						18
Deferred compensation	4,777	—	59			170			229
Vested restricted stock			(1,252)			1,252			—
Stock option modification			102						102
Stock option expense			582						582
Restricted stock expense			1,545						1,545
Performance stock expense			34						34
Balance at December 31, 2008	31,406,778	$3,140	$ 99,881	$ 11,960	$ —	$(19,014)		$(21,181)	$ 74,786

See accompanying notes to consolidated financial statements.

CAMBREX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Years Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income/(loss)	$ 7,929	$ 209,248	$ (30,100)
Adjustments to reconcile net income/(loss) to cash flows:			
Depreciation and amortization	21,055	19,878	19,028
Inventory reserve	2,916	2,709	2,548
Stock based compensation included in net income/(loss)	1,967	3,142	1,281
Deferred income tax provision	(23)	4,209	1,486
Strategic alternative and restructuring charges	2,987	17,693	—
Write-off of debt origination fees	—	841	463
Stock option modification	102	2,535	—
Other	1,884	447	494
Changes in assets and liabilities:			
Trade receivables	5,547	(4,542)	(2,399)
Inventories	(8,612)	(6,329)	(10,117)
Prepaid expenses and other current assets	7,264	1,131	(6,452)
Accounts payable and other current liabilities	(36,509)	(17,919)	16,831
Other non-current assets and liabilities	(1,518)	550	(2,433)
Discontinued operations:			
(Gain)/loss on sale of businesses	—	(235,489)	23,244
Rutherford settlement, net of tax	—	4,172	—
Changes in operating assets and liabilities	—	(5,428)	(5,398)
Other non-cash charges	—	2,359	24,152
Writedown of assets	—	—	2,092
Net cash provided by/(used) in operating activities	4,989	(793)	34,720
Cash flows from investing activities:			
Capital expenditures	(29,378)	(25,927)	(23,183)
Acquisition of business, net of cash	(1,271)	—	—
Other investing activities	12	887	233
Discontinued operations:			
Capital expenditures	—	(530)	(15,975)
Proceeds from sale of business	—	466,277	—
Acquired in-process research and development	—	—	(1,392)
Divestiture of business, net of cash	—	—	(636)
Other investing activities	—	11	(301)
Net cash (used) in/provided by in investing activities	(30,637)	440,718	(41,254)
Cash flows from financing activities:			
Dividends and return of capital	—	(402,389)	(3,210)
Long-term debt activity (including current portion):			
Borrowings	61,600	151,500	225,069
Repayments	(39,458)	(208,755)	(250,555)
Proceeds from stock options exercised	18	21,898	21,310
Other financing activities	(50)	(59)	(113)
Discontinued operations:			
Long-term debt activity (including current portion):			
Borrowings	—	—	258
Repayments	—	(254)	(1,450)
Net cash provided by/(used) in financing activities	22,110	(438,059)	(8,691)
Effect of exchange rate changes on cash and cash equivalents	(2,410)	2,876	3,629
Net (decrease)/increase in cash and cash equivalents	(5,948)	4,742	(11,596)
Cash and cash equivalents at beginning of year	38,488	33,746	45,342
Cash and cash equivalents at end of year	$ 32,540	$ 38,488	$ 33,746
Supplemental disclosure:			
Interest paid, net of capitalized interest	$ 4,126	$ 5,003	$ 13,613
Income taxes paid	$ 10,342	$ 17,869	$ 16,690

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

(1) The Company

Cambrex Corporation and Subsidiaries (the "Company" or "Cambrex") primarily provides products and services worldwide to pharmaceutical companies and generic drug companies. The Company is dedicated to providing essential products and services to accelerate drug discovery, development and manufacturing processes for human therapeutics. The Company's products consist of active pharmaceutical ingredients ("APIs") and pharmaceutical intermediates produced under Food and Drug Administration current Good Manufacturing Practices for use in the production of prescription and over-the-counter drug products and other fine custom chemicals derived from organic chemistry. Cambrex has three operating segments, which are manufacturing facilities, that have been aggregated as one reportable segment.

In October 2006 the Company sold two businesses within the former Human Health segment for nominal consideration. As a result of this transaction, the Company reported a non-cash charge of $23,244 in the fourth quarter of 2006, and the results of these businesses are presented as discontinued operations.

In February 2007, the Company completed the sale of the businesses that comprised the Bioproducts and Biopharma segments (excluding certain liabilities) for total cash consideration of $463,914, including working capital adjustments. As a result of this transaction, the Company reported a gain of $235,489 in 2007 and all periods presented reflect the results of these businesses as discontinued operations. Refer to Note 19 for a complete discussion of discontinued operations.

Interest expense is allocated to discontinued operations based upon net assets consistent with EITF 87-24 "Allocations of Interest on Discontinued Operations."

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash Equivalents

Temporary cash investments with an original maturity of less than three months are considered cash equivalents. The carrying amounts approximate fair value.

Derivative Instruments

Derivative financial instruments are used by the Company primarily for hedging purposes to mitigate a variety of working capital, investment and borrowing risks. The Company primarily uses foreign currency forward contracts to minimize foreign currency exchange rate risk associated with foreign currency transactions. Gains and losses on these hedging transactions are generally recorded in earnings in the same period as they are realized, which is usually the same period as the settlement of the underlying transactions. The Company uses interest rate swap instruments only as hedges or as an integral part of borrowing. As such, the differential to be paid or received in connection with these instruments is accrued and recognized in income as an adjustment to interest expense.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedging relationships. All cash flow hedges are linked to transactions and the Company assesses effectiveness at inception and on a quarterly basis. If it is determined that a derivative instrument is not highly effective or the transaction is no longer deemed probable of occurring, the Company discontinues hedge accounting and recognizes the ineffective portion in current period earnings.

(2) Summary of Significant Accounting Policies — (continued)

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The determination of market value involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Reserves are recorded to reduce carrying value for inventory determined to be damaged, obsolete or otherwise unsaleable.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives for each applicable asset group as follows:

Buildings and improvements	20 to 30 years, or term of lease if applicable
Machinery and equipment	7 to 15 years
Furniture and fixtures	5 to 7 years
Computer hardware and software	3 to 7 years

Expenditures for additions, major renewals or betterments are capitalized and expenditures for maintenance and repairs are charged to income as incurred.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operating expenses. Interest is capitalized in connection with the construction and acquisition of assets that are capitalized over longer periods of time.for larger amounts. The capitalized interest is recorded as part of the cost of the asset to which it relates and is amortized over the asset's estimated useful life. Total interest capitalized in connection with ongoing construction activities in 2008, 2007 and 2006 amounted to $2,032, $1,123 and $443, respectively.

Impairment of Goodwill

The Company reviews the carrying value of goodwill to determine whether impairment may exist on an annual basis or whenever it has reason to believe goodwill may not be recoverable. The annual impairment test of goodwill is performed during the fourth quarter of each fiscal year.

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of each reporting unit, determined using various valuation techniques, with the primary technique being a discounted cash flow analysis, to its carrying value. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

(2) Summary of Significant Accounting Policies — (continued)

Impairment of Long-Lived Assets

The Company assesses the impairment of its long-lived assets, including amortizable intangible assets, and property, plant and equipment, whenever economic events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Long lived assets are considered to be impaired when the sum of the undiscounted expected future operating cash flows is less than the carrying amounts of the related assets. If impaired, the assets are written down to fair market value.

Revenue Recognition

Revenues are generally recognized when title to products and risk of loss are transferred to customers. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

The Company has certain contracts that contain multiple deliverables. These deliverables often include process development services and commercial production and are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration the Company receives is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units.

For contracts that contain milestone-based payments, the Company recognizes revenue using the proportional performance method based on the percentage of costs incurred relative to the total costs estimated to be incurred to complete the contract. Revenue recognition computed under this methodology is compared to the amount of non-refundable cash payments received or contractually receivable at the reporting date and the lesser of the two amounts is recognized as revenue at each reporting date. The proportional performance methodology applied by the Company for revenue recognition, utilizes an input based measure, specifically labor costs, because the Company believes the use of an input measure is a better surrogate of proportional performance than an output based measure, such as milestones.

Amounts billed in advance are recorded as deferred revenue on the balance sheet. Since payments received are typically non-refundable, the termination of a contract by a customer prior to its completion could result in an immediate recognition of deferred revenue relating to payments already received not previously recognized as revenue.

Sales terms to certain customers include rebates if certain conditions are met. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates and returns at the time of sale based on the terms of agreements with customers and historical experience and recognizes revenue net of these estimated costs which are classified as allowances and rebates.

The Company bills a portion of freight cost incurred on shipments to customers. Freight costs are reflected in cost of goods sold. Amounts billed to customers are recorded within net revenues.

Income Taxes

The Company and its eligible subsidiaries file a consolidated U.S. income tax return. Certain subsidiaries which are consolidated for financial reporting are not eligible to be included in the consolidated U.S. income tax return. Cambrex has not provided U.S. federal income and withholding taxes on its undistributed earnings from non-U.S. operations as of December 31, 2008 because it intends to reinvest such earnings indefinitely outside of the United States. If Cambrex were to distribute these earnings, it is anticipated that foreign tax credits would be

(2) Summary of Significant Accounting Policies — (continued)

available under current law to significantly reduce the resulting U.S. income tax liability. Determination of the amount of unrecognized deferred tax related to these earnings is not practical.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Environmental Costs

The Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup related costs. The Company's policy is to accrue environmental cleanup related costs of a non-capital nature, including estimated litigation costs, when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Such accruals are adjusted as further information develops or circumstances change. For certain matters, the Company expects to share costs with other parties. Costs of future expenditures for environmental remediation obligations are not discounted to their present value unless the aggregate amount of the liability and the timing of cash payments are fixed or reasonably determinable. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed certain.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts and cash flows using average rates of exchange prevailing during the year. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated. Gains or losses relating to transactions of a long-term investment nature are accumulated in stockholders' equity. Gains or losses resulting from foreign currency transactions are included in the results of operations as a component of other revenues in the consolidated income statement. Foreign currency net transaction gains/(losses) were $1,183, $260 and ($1,042) in 2008, 2007 and 2006, respectively.

Earnings per Common Share

All diluted earnings per share are computed on the basis of the weighted average shares of common stock outstanding plus common equivalent shares arising from the effect of dilutive stock options, using the treasury stock method.

(dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies — (continued)

Earnings per share calculations are as follows:

	For The Years Ended,		
	2008	2007	2006
Net income/(loss):			
Income/(loss) from continuing operations	$ 7,929	$(13,511)	$ (8,166)
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	—	222,759	(21,706)
Cumulative effect of a change in accounting principle	—	—	(228)
Net income/(loss)	$ 7,929	$209,248	$(30,100)
Weighted average shares outstanding:			
Basic weighted average shares outstanding	29,116	28,683	26,816
Effect of dilutive stock options and restricted stock*	45	—	—
Diluted weighted average shares outstanding	29,161	28,683	26,816
Income/(loss) per share (basic):			
Income/(loss) from continuing operations	$ 0.27	$ (0.47)	$ (0.30)
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	$ —	$ 7.77	$ (0.81)
Cumulative effect of a change in accounting principle	$ —	$ —	$ (0.01)
Net income/(loss)	$ 0.27	$ 7.30	$ (1.12)
Income/(loss) per share (diluted):			
Income/(loss) from continuing operations	$ 0.27	$ (0.47)	$ (0.30)
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	$ —	$ 7.77	$ (0.81)
Cumulative effect of a change in accounting principle	$ —	$ —	$ (0.01)
Net income/(loss)	$ 0.27	$ 7.30	$ (1.12)

* For 2007 and 2006, the effect of stock options and restricted stock would be anti-dilutive and is therefore excluded.

For the years ended December 31, 2008, 2007 and 2006, shares of 1,648,193, 1,171,895, and 2,157,470, respectively, were not included in the calculation of diluted shares outstanding because the effect would be anti-dilutive.

Marketable Securities

The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase, and re-evaluates such classification as of each balance sheet date. Unrealized gains and losses are reflected as a net amount under the caption of accumulated other comprehensive (loss)/income in stockholders' equity. Realized gains and losses are recorded in other expenses. For purposes of computing gains or losses, cost is identified on a specific identification basis. As of December 31, 2008 and 2007 the Company did not hold any marketable securities.

Comprehensive (Loss)/Income

Included within accumulated other comprehensive (loss)/income for the Company are foreign currency translation adjustments, changes in the fair value related to derivative instruments classified as cash flow hedges, net

(dollars in thousands, except share data)

(2) Summary of Significant Accounting Policies — (continued)

of related tax benefit and changes in the pensions, net of tax. Total comprehensive (loss)/income for the years ended December 31, 2008 and 2007 are included in the Statements of Stockholders' Equity.

The components of accumulated other comprehensive (loss)/income in stockholders' equity are as follows:

	2008	2007
Foreign currency translation	$ 6,210	$23,040
Unrealized loss on hedging contracts, net of tax	(4,256)	(1,294)
Pensions, net of tax	(23,135)	(5,267)
Total	$(21,181)	$16,479

(3) Impact of Recently Issued Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157 "Fair Value Measurements" ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Relative to FAS 157, the FASB issued FASB Staff Positions ("FSP") 157-2, which defers the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effect of adopting this pronouncement (related to financial assets and financial liabilities) did not have a material impact on the Company's financial position or results of operations. The Company is currently evaluating the potential impact of this statement (related to nonfinancial assets and nonfinancial liabilities).

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

The Company adopted FASB Statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("FAS 158") for the year ended December 31, 2006. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement does not impact the amounts recognized in the income statement.

FAS 158 requires an employer to measure the funded status of a plan as of the date of the fiscal year end balance sheet. The Company's fiscal year end is December 31 and its pension plans and postretirement benefits plan previously had a September 30 measurement date. The Company adopted this measurement requirement as of December 31, 2008. The effect of adopting this pronouncement did not have a material impact on the Company's financial position or results of operations.

Fair Value Option for Financial Assets and Financial Liabilities

The Company adopted FASB Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("FAS 159") effective January 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings

(dollars in thousands, except share data)

(3) Impact of Recently Issued Accounting Pronouncements — (continued)

at each subsequent reporting date. The effect of adopting this pronouncement did not have a material impact on the Company's financial position or results of operations.

Amendment of FAS 141

In December 2007, the FASB issued Statement No. 141 (Revised 2007), "Business Combinations" ("FAS 141R") which requires an acquirer to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination, achieved in stages, to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. FAS 141R makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, the Company adopted this statement on January 1, 2009.

Amendment of FAS 133

In March 2008, the FASB issued Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS 161"). This statement requires enhanced disclosures about derivative and hedging activities and thereby improves the transparency of financial reporting. FAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. This statement is effective for fiscal years beginning after November 15, 2008. The effect of adopting this pronouncement will not have an impact on the Company's financial position or results of operations.

Employers' Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued FSP 132(R)-1 "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). This statement provides guidance on additional disclosures about plan assets of a defined benefit pension or other postretirement plan. This statement is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of FSP 132(R)-1 are not required for earlier periods that are presented for comparative purposes. The effect of adopting this pronouncement will not have an impact on the Company's financial position or results of operations.

(4) Acquisitions

In January 2008, Cambrex completed the acquisition of AS ProSyntest, located in Tallinn, Estonia for approximately $1,271, net of cash. ProSyntest is an active pharmaceutical ingredient ("API") research and development company and has strengths in cost effective chemical route selections and sample generation, rapid scale up of products at kilo lab scale, as well as chiral and organometallic chemistries.

The purchase price was allocated to the acquired assets and liabilities on the basis of their respective fair values. As a result the Company recognized goodwill of $1,489.

Acquisitions are included in the accompanying consolidated financial statements from the date of acquisition. The acquisition would not have had a material impact on the results of operations had the acquisition occurred at the beginning of 2008 and as such no proforma results have been presented.

(dollars in thousands, except share data)

(5) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

Balance as of January 1, 2007	$32,573
Translation effect	2,979
Balance as of December 31, 2007	35,552
Acquisition of business	1,489
Translation effect	(1,667)
Balance as of December 31, 2008	$35,374

(6) Net Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

Net inventories consist of the following:

	December 31,	
	2008	2007
Finished goods	$24,657	$25,646
Work in process	22,372	21,301
Raw materials	10,688	11,058
Supplies	3,416	3,435
Total	$61,133	$61,440

(7) Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,	
	2008	2007
Land	$ 4,127	$ 3,451
Buildings and improvements	83,939	77,459
Machinery and equipment	282,119	287,602
Furniture and fixtures	1,954	1,729
Construction in progress	31,451	45,129
Total	403,590	415,370
Accumulated depreciation	(242,090)	(249,713)
Net	$ 161,500	$ 165,657

Depreciation expense was $21,051, $19,799 and $18,989 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company made major capital improvements to two facilities in 2008. Total capital expenditures in 2008 were $32,722, which includes $3,344 that was not paid as of December 31, 2008.

(dollars in thousands, except share data)

(8) Accrued Expense and Other Current Liabilities

The components of accrued expenses and other current liabilities are as follows:

	December 31,	
	2008	2007
Salaries and employee benefits payable	$12,369	$18,035
Legal services	660	4,741
Deferred revenue	4,426	5,190
Restructuring and strategic alternatives	8,131	18,414
Rutherford settlement	—	4,421
Deferred tax liabilities	116	4,971
Taxes payable	1,948	3,444
Hedges payable	5,027	1,435
Commissions	3,759	492
Other	8,644	8,559
Total	$45,080	$69,702

(9) Income Taxes

Income/(loss) before income taxes consist of the following:

	December 31,		
	2008	2007	2006
Domestic	$(15,756)	$(48,634)	$(32,954)
International	30,756	41,411	39,301
Total	$ 15,000	$ (7,223)	$ 6,347

The provision for income taxes consist of the following provisions/(benefits):

	December 31,		
	2008	2007	2006
Current:			
Federal	$ (897)	$ (8,317)	$ 680
State	120	380	(614)
International	7,871	10,016	12,961
	7,094	2,079	13,027
Deferred:			
Federal	$ 204	$ 172	$ 337
International	(227)	4,037	1,149
	(23)	4,209	1,486
Total	$7,071	$ 6,288	$14,513

(dollars in thousands, except share data)

(9) Income Taxes — (continued)

The provision for income taxes differs from the statutory federal income tax rate of 35% for 2008, 2007 and 2006 as follows:

	December 31,		
	2008	2007	2006
Income tax provision/(benefit) at U.S federal statutory rate	$ 5,250	$(2,528)	$ 2,220
State and local taxes, net of federal income tax benefits	33	73	7
Effect of foreign income taxed at rates other than the U.S. federal statutory rate	(2,744)	(27)	(1,082)
Permanent items (primarily compensation)	—	9,225	—
Tax credits	(788)	—	—
Net change in valuation allowance	5,537	7,816	11,804
GAAP benefit in continuing operations	—	(7,915)	—
Indefinite-lived intangibles	204	172	337
Adjustments for prior years' taxes	(562)	(536)	1,393
Other	141	8	(166)
Total	$ 7,071	$ 6,288	$14,513

The components of deferred tax assets and liabilities as of December 31, 2008 and 2007 relate to temporary differences and carryforwards as follows:

	December 31,	
	2008	2007
Current deferred tax assets:		
Inventory	$ 1,266	$ 507
Receivables	106	145
Legal and related reserves	1,737	4,959
Disposition reserve	—	1,860
Other	955	3,755
Current deferred tax assets	4,064	11,226
Valuation allowances	(3,616)	(6,026)
Total current deferred tax assets	$ 448	$ 5,200
Current deferred tax liabilities:		
Unremitted foreign earnings	$ —	$ 4,618
Other	116	353
Total current deferred tax liabilities	$ 116	$ 4,971

(dollars in thousands, except share data)

(9) Income Taxes — (continued)

	December 31, 2008	December 31, 2007
Non-current deferred tax assets:		
Foreign tax credits carryforwards	$ 50,523	$ 44,270
Environmental	1,689	1,921
Net operating loss carryforwards (state)	2,661	—
Net operating loss carryforwards (foreign)	227	1,858
Employee benefits	14,143	7,412
Restructuring	1,172	—
Research & experimentation tax credits carryforwards	1,309	1,237
Alternative minimum tax credits carryforwards	3,266	4,054
Property, plant and equipment	1,187	1,088
Intangibles	—	16
Other	4,714	1,163
Non-current deferred tax assets	80,891	63,019
Valuation allowances*	(75,614)	(58,816)
Total non-current deferred tax assets	5,277	4,203
Non-current deferred tax liabilities:		
Property, plant and equipment	6,750	6,978
Intangibles	7,488	6,348
Indefinite-lived intangibles	1,736	1,531
Foreign tax allocation reserve	5,441	8,061
Other	—	371
Total non-current deferred tax liabilities	$ 21,415	$ 23,289
Total net non-current deferred tax liabilities	$ 16,138	$ 19,086

* In addition to the effect of the domestic and foreign valuation allowances reflected in the current effective tax rate, the valuation allowance has changed due to currency translation adjustments.

The Company establishes a valuation allowance against deferred tax assets when it is more likely than not that the Company will be unable to realize those deferred tax assets in the future. Based on the Company's current and past performance, cumulative losses in recent years resulting from domestic operations, the market environment in which the Company operates, and the utilization of past tax attributes, the Company has established a valuation allowance of $78,989 against a portion of its domestic deferred tax assets. However, the Company has not recorded a valuation allowance against domestic tax assets which are offset by domestic deferred tax liabilities that are expected to reverse in the future. With respect to the Company's foreign deferred tax assets, the Company has recorded a valuation allowance of $241 as of December 31, 2008.

The Company expects to maintain a full valuation allowance against its net domestic deferred tax assets (primarily foreign tax credits), subject to the consideration of all prudent and feasible tax planning strategies, until such time as the Company attains an appropriate level of future domestic profitability and the Company is able to conclude that it is more likely than not that its domestic deferred tax assets are realizable. The change in the domestic valuation allowance for the years ended December 31, 2008 and 2007 was $15,095 and $26,506

(dollars in thousands, except share data)

(9) Income Taxes — (continued)

respectively. The change in the foreign valuation allowance for the years ended December 31, 2008 and 2007 was ($707) and $55, respectively.

Under the tax laws of the various jurisdictions in which the Company operates, net operating losses ("NOLs") may be carried forward or back, subject to statutory limitations, to reduce taxable income in future or prior years. The domestic federal NOLs were fully utilized in 2007 as a result of the sale of the businesses that comprised the Bioproducts and Biopharma segments. The domestic state NOLs were approximately $28,430, and will expire in 2015. The foreign NOLs were approximately $791. NOLs in foreign jurisdictions will carryforward indefinitely.

As of December 31, 2008, $50,523 of foreign tax credits, $1,309 of research & experimentation tax credits and $3,266 of alternative minimum tax credits were available as credits against future U.S. income taxes. Under the U.S. Internal Revenue Code, these will expire in 2015 through 2018, and 2020 through 2027, respectively. The alternative minimum tax credit carryforwards have no expiration date. All domestic credits are offset by a full valuation allowance.

The Company has not provided U.S. federal income and withholding taxes on its undistributed earnings from non-U.S. operations as of December 31, 2008 because it intends to reinvest such earnings indefinitely outside of the United States. Determination of the amount of unrecognized deferred tax related to these earnings is not practical. However, in 2008, the Company did repatriate $16,263 of cash resulting from the sale of its non-U.S. businesses that comprised the Bioproducts segments and the sale of two non-U.S. businesses within the former Human Health segment. The Company provided for the tax effect of this in its 2007 tax provision. The Company also settled several intercompany loans in 2008 as part of its project to streamline the Company's legal structure, and provided for the tax effects in its 2008 tax provision.

The Company adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" as of January 1, 2007. As of December 31, 2007 the Company had approximately $5,116 of unrecognized tax benefits. During 2008, the Company increased its unrecognized tax benefits by $96 for current year positions which is offset by a decrease in unrecognized tax benefits of $3,515, due to amended return filings, settlement of positions with state and foreign taxing authorities, the expiration of statute of limitation periods and foreign currency translation. Of the $3,515, the current year's provision includes $1,332 of benefit. Of the total balance of unrecognized benefits at December 31, 2008 $967, if recognized, would affect the effective tax rate.

In the next twelve months the Company may decrease its reserve for unrecognized tax benefits for intercompany transactions by approximately $250 mainly due to the expiration of a statute of limitation period. This item could impact the income tax provision.

The following table summarizes the activity related to the Company's unrecognized tax benefits as of December 31, 2008 and 2007:

	2008	2007
Balance at January 1	$ 5,116	5,522
Gross increases related to current period tax positions	96	128
Gross decreases related to prior period tax positions	(2,896)	(109)
Expiration for statute of limitations for the assessment of taxes	(401)	(377)
Foreign currency translation	(218)	(48)
Balance at December 31	$ 1,697	$5,116

(dollars in thousands, except share data)

(9) Income Taxes — (continued)

Gross interest and penalties for 2008 and 2007 of $333 and $420, respectively, related to the above unrecognized tax benefits are not reflected in the table above. In 2008 and 2007, the Company accrued $79 and $142, respectively, of interest and penalties in the income statement. Consistent with prior periods, the Company recognizes interest and penalties within its income tax provision.

In 2007, the Company finalized an IRS examination for the periods 2001-2003. In September 2008, the Company was selected for a random IRS examination for tax year 2006. Tax years 2005 and 2007 remain open to examination within the U.S. The Company is also subject to exams in its significant non-U.S. jurisdictions for 2004 and 2006 forward.

The Company is also subject to audit in numerous states for various years in which it has filed income tax returns. In February 2009, the Company was notified that New Jersey would, in the near future, begin an examination of its open tax years. Recently finalized state audits resulted in immaterial adjustments. Open years for the majority of states where the Company files are for 2005 and forward.

(10) Long-term Debt

In February 2007, proceeds from the sale of the businesses that comprised the Bioproducts and Biopharma segments, as discussed in Note 19, were used to repay all outstanding debt under a prior credit facility. In April 2007, the Company entered into a $200,000 five-year Syndicated Senior Revolving Credit Facility which expires in April 2012. The Company pays interest on this credit facility at LIBOR plus 1.25% — 2.00% based upon certain financial measurements. The credit facility also includes financial covenants regarding interest coverage and leverage ratios. The Company was in compliance with all financial covenants at December 31, 2008. The 5-Year Agreement is collateralized by dividend and distribution rights associated with a pledge of a portion of stock that the Company owns in a foreign holding company. This foreign holding company owns a majority of the Company's non-U.S. operating subsidiaries. As of December 31, 2008 there was $123,800 outstanding. The 2008 and 2007 weighted average interest rate for long-term bank debt was 4.9% and 6.9%, respectively.

(11) Derivatives and Fair Value of Financial Instruments

The Company uses derivative financial instruments to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates. The Company is exposed to credit losses in the event of nonperformance by the counter parties to the contracts. However, the Company does not anticipate non-performance by the counterparties.

The Company's policy is to enter into forward exchange contracts or currency options to hedge foreign currency transactions. This hedging strategy mitigates the impact of short-term foreign exchange rate movements on the Company's operating results primarily in Sweden and Italy. The Company's primary market risk relates to exposures to foreign currency exchange rate fluctuations on transactions entered into by these international operations that are denominated primarily in U.S. dollars, Swedish krona, and Euros. As a matter of policy, the Company does not hedge to protect the translated results of foreign operations.

The Company's forward exchange contracts substantially offset gains and losses on the transactions being hedged. The forward exchange contracts have varying maturities with none exceeding twelve months. The Company makes net settlements for forward exchange contracts at maturity, based upon negotiated rates at inception of the contracts. The Company also enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional debt amounts.

(dollars in thousands, except share data)

(11) Derivatives and Fair Value of Financial Instruments — (continued)

All forward and swap contracts outstanding at December 31, 2008 have been designated as cash flow hedges and, accordingly, changes in the fair value of derivatives are recorded each period in accumulated other comprehensive (loss)/income. Changes in the fair value of the derivative instruments reported in accumulated other comprehensive income will be reclassified into earnings in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges is recognized in current-period earnings and is immaterial to the Company's financial results. The unrealized net loss recorded in accumulated other comprehensive loss at December 31, 2008 was $715 and $3,541 for forwards and swaps, respectively. These amounts will be reclassified into earnings as the underlying forecasted transactions occur. The net loss recognized in earnings related to foreign currency forward contracts during the twelve months ended December 31, 2008 was $1,275.

Interest Rate Swap Agreements

The Company has employed a plan to mitigate interest rate risk by entering into interest rate swap agreements to convert floating rates to fixed interest rates. As of December 31, 2008, the Company had three interest rate swaps in place with an aggregate notional value of $60,000, at an average fixed rate of 4.48%, and with maturity dates of October 2010. The Company's strategy has been to cover a portion of outstanding bank debt with interest rate protection. At December 31, 2008, the coverage was approximately 48% of our variable interest rate debt. At December 31, 2008 the Company had variable debt of $123,800, of which $60,000 is fixed by an interest rate swap. Holding all other variables constant, if the LIBOR portion of the weighted average interest rates in the variable rate debt increased by 100 basis points, the effect on our earnings and cash flows would have been higher interest expense of $638. Interest expense under these agreements, and the respective debt instruments that they hedge, are recorded at the net effective interest rate of the hedged transactions. The fair value of these agreements was based on quoted market prices and was in a loss position of $3,541 at December 31, 2008.

Foreign Exchange Instruments

The table below reflects the notional and fair value amounts of foreign exchange contracts at December 31, 2008 and 2007:

	2008		2007	
	Notional Amounts	Fair Value	Notional Amounts	Fair Value
Forward exchange contracts	$20,568	$(678)	$22,078	$(74)

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount for long-term debt approximates fair value because all of this underlying debt is at variable rates.

(12) Strategic Alternative and Restructuring Charges

Strategic Alternative Costs

Strategic alternative costs include expenses that the Company has incurred related to the decision to sell the businesses that comprised the Bioproducts and Biopharma segments in February 2007, costs associated with a project to streamline the Company's legal structure and costs associated with the exit of a feed additives product line. These costs are not considered part of the restructuring program or a part of discontinued operations under current accounting guidance.

(dollars in thousands, except share data)

(12) Strategic Alternative and Restructuring Charges — (continued)

Strategic alternative costs for 2008 include $1,385 related to the project to streamline the Company's legal structure, costs associated with the modification of employee stock options due to the payment of the special dividend in connection with the divestiture of $102 and change of control expense of $28. Costs for 2007 include change of control expense totaling $20,025 related to the 2007 divestiture of the businesses that comprised the Bioproducts and Biopharma segments, retention bonuses of $6,780, costs associated with the stock option modification of $2,854 and external advisor costs of $456.

During the fourth quarter of 2007 the Company committed to a plan to exit a feed additive product line. The equipment used in producing this product will be dismantled and disposed of upon completion of production. Production continued through the third quarter of 2008. In accordance with FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, the Company recorded $1,012 for the asset retirement obligation in 2007. This charge is recorded as a strategic alternative cost in the income statement.

Total strategic alternative costs for 2008, 2007 and 2006 were $1,515, $31,127 and $2,958, respectively. Strategic alternative costs for 2006 consisted of external advisor costs related to divestitures.

Corporate Office Restructuring

During 2007, The Company announced plans to eliminate certain employee positions at the corporate office upon completion of the sale of the businesses that comprised the Bioproducts and Biopharma segments. This plan included certain one-time benefits for terminated employees. Costs related to these plans are recorded as restructuring expenses in the income statement. The Company recognized expense of $805 and $4,014 in 2008 and 2007, respectively, related to this plan.

The following table reflects the activity related to the severance reserve through December 31, 2008:

	January 1, 2007	2007 Activity		December 31, 2007	2008 Activity		December 31, 2008
	Reserve Balance	Expense	Cash Payments	Reserve Balance	Expense	Cash Payments	Reserve Balance
Employee termination costs . . .	$—	$3,787	$(2,975)	$812	$734	$(1,084)	$462

This reserve is expected to be paid in full during 2009.

Consolidation of Domestic Research and Development Activities

In December of 2007, the Company consolidated its United States research and development ("R&D") activities and small scale API production with its facility in Charles City, Iowa. The Company recognized restructuring expenses in 2007 of $2,059 related to this consolidation. This charge included the present value of the remaining lease payments under the Company's current operating lease at the New Jersey R&D facility of $998. The operating lease expires in December 2010. In accordance with accounting guidance, the fair value of the liability recorded at the cease-use date factored in the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property. The Company consulted with local real estate brokers at that time to determine what reasonable sublease rentals could be obtained. During the past year, the Company has not been able to sublease the property and interest dramatically decreased during the fourth quarter of 2008. Due to the lack of interest, the Company consulted with its real estate broker and determined that the possibility of obtaining a sublease was extremely low. As a result, during the fourth quarter of 2008, the Company increased the reserve related to the remaining lease payments by $2,388. This amount assumes the Company will not obtain a sublease for the facility. In addition to increasing the reserve, the Company incurred costs of $1,502 related to lease payments, utilities and severance during 2008. Costs related to this consolidation are recorded as restructuring expenses on the income statement.

(dollars in thousands, except share data)

(12) Strategic Alternative and Restructuring Charges — (continued)

The following table reflects the activity related to the restructuring reserve through December 31, 2008:

	January 1, 2007	2007 Activity		December 31, 2007	2008 Activity		December 31, 2008
	Reserve Balance	Expense	Cash Payments	Reserve Balance	Expense	Cash Payments	Reserve Balance
Employee termination costs	$—	$ 356	$—	$ 356	$ 115	$(471)	$ —
Present value of lease payments	—	998	—	998	2,396	(373)	3,021
	$—	$1,354	$—	$1,354	$2,511	$(844)	$3,021

This reserve will be paid in full by December 31, 2010. Total restructuring expenses for 2008 and 2007 were $4,695 and $6,073, respectively.

(13) Stockholders' Equity

The Company has two classes of common shares which are Common Stock and Nonvoting Common Stock. Authorized shares of Common Stock were 100,000,000 at December 31, 2008 and 2007. Authorized shares of Nonvoting Common Stock were 730,746 at December 31, 2008 and 2007. Nonvoting Common Stock with a par value of $.10 has equal rights with Common Stock, with the exception of voting power. Nonvoting Common Stock is convertible, share for share, into Common Stock, subject to any legal requirements applicable to holders restricting the extent to which they may own voting stock. As of December 31, 2008 and 2007, no shares of Nonvoting Common Stock were outstanding. The Company has authorized 5,000,000 shares of Series Preferred Stock, par value $.10, issuable in series and with rights, powers and preferences as may be fixed by the Board of Directors. At December 31, 2008 and 2007, there was no preferred stock outstanding.

On May 3, 2007, the Company paid a special dividend of $14.00 per share to its shareholders resulting in a reduction in stockholders' equity of $403,026. The effect on stockholders' equity was a reduction to retained earnings of $233,244, representing total accumulated earnings as of the date of declaration, with the remainder representing a return of capital of $169,782. As of December 31, 2008, cash disbursements were $401,970 and $1,056 was accrued related to dividends on unvested restricted stock. The Company no longer pays a quarterly dividend.

The Company held treasury stock of 2,224,613 and 2,385,066 shares at December 31, 2008 and 2007, respectively, which are primarily used for issuance to employee compensation plans.

At December 31, 2008 there were 52,592 authorized shares of Common Stock reserved for issuance through stock option plans.

(14) Stock Based Compensation

Beginning January 1, 2006, the Company began recognizing compensation costs for stock option awards to employees based on their grant-date fair value. The value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value per share for the stock options granted to employees for the years ended December 31, 2008, 2007 and 2006 were $1.72, $5.44 and $8.00, respectively.

(dollars in thousands, except share data)

(14) Stock Based Compensation — (continued)

The following assumptions were used in determining the fair value of stock options for grants issued in 2008, 2007 and 2006:

	2008	2007	2006
Expected volatility	33.30% - 38.78%	34.38% - 36.90%	36.49% - 38.28%
Average dividend yield	0.00%	0.00%	0.55% - 0.56%
Expected term	4.75 years	3.75 - 4.75 years	3.75 - 4.75 years
Risk-free interst rate	2.77% - 3.08%	4.30% - 4.85%	4.42% - 4.96%

The Company does not have any publicly traded stock options; therefore, expected volatilities are based on historical volatility of the Company's stock. The risk-free interest rate is based on the yield of a zero-coupon U.S. Treasury bond whose maturity period approximates the option's expected term. The expected term was utilized based on the "simplified" method for determining the expected term of stock options in Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment." The Company also considered SAB No. 110 when determining the expected term of stock options.

FASB Statement No. 123(R) "Share-Based Payment" ("FAS 123(R)") requires companies to estimate the expected forfeitures for all unvested awards and record compensation costs only for those awards that are expected to vest. As of December 31, 2008, the total compensation cost related to unvested stock option awards granted to employees but not yet recognized was $1,606. The cost will be amortized on a straight-line basis over the remaining weighted-average vesting period of 3.5 years.

For 2008, 2007 and 2006, the Company recorded $555, $379 and $383, respectively, in selling, general and administrative expenses for stock options. In addition the Company recorded $27 in restructuring expenses in 2008 and $282 and $50 in strategic alternative costs and restructuring expenses, respectively, in 2007 for stock options related to the change in control agreements and the reduction in workforce in 2007 and 2008.

In addition, for 2008 and 2007 the Company recorded $102 and $2,535, respectively, in strategic alternative costs for expenses associated with a stock option modification due to the special dividend paid on May 3, 2007. The modification reduced the exercise price of all stock options outstanding as of the dividend payment date by $14.00 per share, the amount of the special dividend. As of December 31, 2008, the total compensation cost related to unvested stock option awards that were modified but not yet recognized was $153. The cost will be amortized on a straight-line basis over the remaining weighted-average vesting period of 1.6 years.

Cambrex senior executives participate in an executive incentive plan which rewards achievement with restricted stock units. Awards are made annually if certain targets are met and vest in one-third increments on the first, second and third anniversaries of the grant. On the third anniversary of the grant, restrictions on sale or transfer are removed and shares are issued to executives. In the event of termination of employment or retirement, the participant is entitled to the vested portion of the restricted stock units and forfeits the remaining amount; the three-year sale and transfer restriction remains in place. For certain employees with employment contracts, all shares vest upon certain events, including a change in control. In the event of death or permanent disability, all shares vest and the deferred sales restriction lapses. These awards are classified as equity awards as defined in FAS 123(R). Historically, only senior executives participated in this plan. As of January 1, 2006, certain other employees are eligible to receive restricted stock as part of a redesigned stock-based compensation plan. These awards cliff vest on the third anniversary of the grant date.

For 2008, 2007, and 2006, the Company recorded $1,327, $705, and $898, respectively, in selling, general and administrative expenses for restricted stock. In addition, the Company recorded $24 in restructuring expenses in 2008 and $1,554 and $172 in strategic alternative costs and restructuring expenses, respectively, in 2007 for restricted stock. As of December 31, 2008 the total compensation cost related to unvested restricted stock granted

(dollars in thousands, except share data)

(14) Stock Based Compensation — (continued)

but not yet recognized was $897. The cost will be amortized on a straight-line basis over the remaining weighted-average vesting period of 1.4 years.

In May 2008 the Company granted a target award of 43,000 performance shares, with a potential award of up to 86,000 shares to the current CEO. These performance shares are dependent upon the Company's performance measured against certain financial metrics over a three year period beginning July 1, 2008, as compared to an external peer group. Any payment of the performance shares will be made in three years. In accordance with FAS 123(R) the Company is currently recognizing expense related to 43,000 shares over the vesting period, which assumes that the CEO will be compensated at target. The Company will assess performance at each reporting period and adjust accordingly. For 2008 the Company recorded $34 in selling, general and administrative expense related to these performance shares.

The following table is a summary of the Company's stock option activity issued to employees and related information:

		Weighted Average	
	Number of Shares	Exercise Price	Options Exercisable
Outstanding at December 31, 2005	4,013,647	$26.60	4,013,647
Granted	249,367	21.39	
Exercised	(1,069,876)	19.91	
Forfeited or expired	(438,245)	28.11	
Outstanding at December 31, 2006	2,754,893	28.48	2,517,941
Granted	152,675	14.99	
Exercised	(1,202,752)	18.21	
Forfeited or expired	(233,059)	22.52	
Outstanding at December 31, 2007	1,471,757	20.15	1,293,108
Granted	744,000	4.82	
Exercised	(2,301)	7.47	
Forfeited or expired	(622,587)	19.17	
Outstanding at December 31, 2008	1,590,869	14.07	
Exercisable at December 31, 2008		$22.01	757,050

On May 3, 2007, the Company paid a special dividend of $14.00 per share. As a result, the market price of the stock declined by approximately $14.00 per share from the prior day's close and therefore, all outstanding options were modified to reduce the exercise price by $14.00 per share.

The aggregate intrinsic value for all stock options exercised for the years ended December 31, 2008, 2007 and 2006 were $4, $2,866 and $2,684, respectively. The aggregate intrinsic value for all stock options outstanding as of December 31, 2008 was $109. The aggregate intrinsic value for all stock options exercisable as of December 31, 2008 was $1.

(dollars in thousands, except share data)

(14) Stock Based Compensation — (continued)

A summary of the Company's nonvested stock options and restricted stock as of December 31, 2008 and changes during the years ended December 31, 2008 and 2007 are presented below:

	Nonvested Stock Options		Nonvested Restricted Stock	
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	236,952	$21.39	165,868	$22.02
Granted	152,675	$14.99	125,489	$17.09
Vested during period	(137,145)	$16.57	(123,494)	$21.55
Forfeited	(73,833)	$19.79	(33,962)	$20.91
Nonvested at December 31, 2007	178,649	$11.34	133,901	$18.11
Granted	744,000	$ 4.82	122,872	$ 8.74
Vested during period	(69,963)	$10.95	(102,858)	$12.52
Forfeited	(18,867)	$11.50	(10,588)	$16.52
Nonvested at December 31, 2008	833,819	$ 5.55	143,327	$13.38

(15) Retirement Plans and Other Postretirement Benefits

Domestic Pension Plans

The Company maintains two U.S. defined-benefit pension plans. Benefits for the salaried and certain hourly employees are based on salary and years of service, while those for employees covered by a collective bargaining agreement are based on negotiated benefits and years of service. The Company's policy is to fund pension costs currently to the full extent required by the Internal Revenue Code. Pension plan assets consist primarily of balanced fund investments.

The net periodic pension expense for 2008, 2007 and 2006 is based on a twelve month period and on valuations of the plans as of January 1. However, the reconciliation of funded status is determined as of a December 31 measurement date for 2008 and a September 30 measurement date for 2007. FAS 158 eliminated the Company's option to measure the pension and other postretirement benefits plans' benefit obligations, assets and net periodic cost at a date prior to December 31. Therefore, the pension and postretirement benefits plans, which were measured as of September 30 in 2007, have been measured as of December 31, 2008. The Company elected to use the 15-month alternative to determine 2008 pension cost. The portion of expense attributed to the remaining three months of 2007 was charged directly to retained earnings, with accumulated other comprehensive (loss)/income adjusted to reflect the amortization amounts. The change in measurement date did not have a material impact on the Company's financial position or results of operations.

(dollars in thousands, except share data)

(15) Retirement Plans and Other Postretirement Benefits — (continued)

The funded status of these plans, incorporating fourth quarter contributions, as of December 31, 2008 and September 30, 2007 is as follows:

	2008	2007
Change in benefit obligation		
Benefit obligation, beginning of period	$57,451	$61,517
Service cost	—	1,000
Interest cost	3,513	3,597
Actuarial gain	1,234	(2,203)
Benefits paid	(3,431)	(2,433)
Plan amendments	—	2,102
Curtailments	—	(6,129)
Effect of eliminating early measurement date	(238)	—
Benefit obligation, end of period	$58,529	$57,451

	2008	2007
Change in plan assets		
Fair value of plan assets, beginning of period	$ 49,985	$42,761
Actual return on plan assets	(12,342)	4,966
Contributions	3,194	4,691
Benefits paid	(3,431)	(2,433)
Effect of eliminating early measurement date	(95)	—
Fair value of plan assets, end of period	$ 37,311	$49,985
Funded status	(21,218)	(7,466)
Accrued benefit cost, end of period	$(21,218)	$ (7,466)

The amounts recognized in accumulated other comprehensive (loss)/income as of December 31, 2008 and 2007 consist of the following:

	2008	2007
Actuarial loss	$20,690	$3,148
Prior service cost	1,368	1,912
	$22,058	$5,060

(dollars in thousands, except share data)

(15) Retirement Plans and Other Postretirement Benefits — (continued)

The components of net periodic pension cost are as follows:

	2008	2007	2006
Components of net periodic pension cost			
Service cost	$ —	$ 1,000	$ 2,571
Interest cost	3,513	3,597	3,448
Expected return on plan assets	(4,086)	(3,733)	(3,041)
Amortization of prior service cost	532	206	46
Recognized actuarial loss	—	209	448
Curtailments	—	414	—
Net periodic benefit cost	$ (41)	$ 1,693	$ 3,472

The sale of the businesses that comprised the Bioproducts and Biopharma segments in February 2007 required the Company to recognize a curtailment charge of $337 for the pension plans in 2007 which is recorded in discontinued operations. In April 2007, the Board of Directors of the Company approved the suspension of the domestic pension plans effective August 31, 2007. As a result, the Company was required to recognize a curtailment charge of $77 for the pension plan in 2007.

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic cost in 2009 are as follows:

	Pension Benefits
Actuarial loss	$544
Prior service cost	436
Total	$980

Major assumptions used in determining the benefit obligation and net cost for the Company's domestic pension plans are presented in the following table:

	Benefit Obligation		Net Cost		
	2008	2007	2008	2007	2006
Discount rate	6.00%	6.25%	6.25%	6.00%	5.75%
Expected return on plan assets	N/A	N/A	8.00%	8.00%	8.00%
Rate of compensation increase	N/A	5.00%	N/A	5.00%	5.00%

In making its assumption for the long-term rate of return on plan assets, the Company has utilized historical rates earned on securities allocated consistently with its investments. The discount rate was selected by projecting cash flows associated with plan obligations, which were matched to a yield curve of high quality corporate bonds. The Company then selected the single rate that produced the same present value as if each cash flow were discounted by the corresponding spot rate on the yield curve.

The aggregate Accumulated Benefit Obligation ("ABO") of $58,529 exceeds plan assets by $21,218 as of December 31, 2008 for all domestic plans.

The Company expects to contribute approximately $1,205 in cash to its two U.S. defined-benefit pension plans in 2009.

(dollars in thousands, except share data)

(15) Retirement Plans and Other Postretirement Benefits — (continued)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits
2009	$ 2,873
2010	$ 2,933
2011	$ 3,055
2012	$ 3,263
2013	$ 3,247
2014-2018	$17,700

The investment objective for plan assets is to achieve long-term growth with exposure to risk at an appropriate level. The Company invests in a diversified asset mix consisting of equities (domestic and international) and taxable fixed income securities. Assets are managed to obtain the highest total rate of return in keeping with a moderate level of risk.

The allocation of pension plan assets is as follows:

Asset Category:	Target Allocation	Percentage of Plan Assets 2008	2007
U.S. equities	30%-70%	44.9%	42.2%
International equities	0%-20%	13.0%	15.4%
U.S. fixed income	20%-60%	41.7%	34.5%
Cash	N/A	0.4%	7.9%
		100.0%	100.0%

The Company has a Supplemental Executive Retirement Plan ("SERP") for key executives. This plan is non-qualified and unfunded.

The benefit obligation for this plan as of December 31, 2008 and 2007 is as follows:

	2008	2007
Change in benefit obligation		
Benefit obligation, beginning of period	$ 5,207	$ 5,225
Service cost	—	53
Interest cost	303	300
Actuarial (gain)/loss	(135)	112
Benefits paid	(107)	(96)
Plan amendments	516	—
Curtailments	—	(387)
Benefits obligation, end of period	5,784	5,207
Funded status	$(5,784)	$(5,207)

In July 2008, the Board of Directors of the Company amended the SERP plan to allow for lump sum payments effective January 1, 2009. If the lump sum value as of January 1, 2009 was greater than $10, it will be paid in 10 equal actuarial equivalent installments; all others will be paid as a lump sum. Retirees as of January 1, 2009 were

(dollars in thousands, except share data)

(15) Retirement Plans and Other Postretirement Benefits — (continued)

allowed a one-time election in 2008 to continue under their current form of payment or switch to the 10 year installment option. All retirees chose the 10 year installment option.

The amounts recognized in accumulated other comprehensive (loss)/income as of December 31, 2008 and 2007 consist of the following:

	2008	2007
Actuarial loss	$ 540	$680
Prior service cost	516	—
	$1,056	$680

The components of net periodic benefit cost are as follows:

	2008	2007	2006
Components of net periodic benefit cost			
Service cost	$ —	$ 53	$193
Interest cost	303	300	254
Amortization of prior service cost	—	1	4
Recognized actuarial loss	5	17	—
Curtailments	—	15	—
Net periodic benefit cost	$308	$386	$451

The sale of the businesses that comprised the Bioproducts and Biopharma segments in February 2007 required the Company to recognize a curtailment charge of $11 for the SERP plan in 2007 which is recorded in discontinued operations. In April 2007, the Board of Directors of the Company approved the suspension of the SERP plan effective August 31, 2007. As a result, the Company was required to recognize a curtailment charge of $4 in 2007.

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic cost in 2009 is $57 related to prior service cost.

Major assumptions used in determining the benefit obligation and net cost for the Company's SERP plan are presented in the following table:

	Benefit Obligation		Net Cost		
	2008	2007	2008	2007	2006
Discount rate	5.60%	6.00%	6.00%	6.00%	5.75%
Rate of compensation increase	N/A	5.00%	N/A	5.00%	5.00%

(dollars in thousands, except share data)

(15) Retirement Plans and Other Postretirement Benefits — (continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	SERP Benefits
2009	$ 800
2010	$ 720
2011	$ 720
2012	$ 720
2013	$ 720
2014-2018	$3,600

International Pension Plans

A foreign subsidiary of the Company maintains a pension plan for their employees that conforms to the common practice in their respective country. Based on local laws and customs, this plan is not funded.

The funded status of this plan, as of December 31, 2008 and 2007 is as follows:

	2008	2007
Change in benefit obligation		
Benefit obligation, beginning of period	$ 18,563	$ 15,375
Service cost	520	462
Interest cost	831	665
Actuarial loss	757	1,237
Benefits paid	(460)	(364)
Foreign exchange	(3,577)	1,188
Benefit obligation, end of period	$ 16,634	$ 18,563
Funded status	$(16,634)	$(18,563)

The amounts recognized in accumulated other comprehensive (loss)/income as of December 31, 2008 and 2007 consist of the following:

	2008	2007
Actuarial loss	$4,591	$4,079
Prior service credit	(58)	(67)
	$4,533	$4,012

(dollars in thousands, except share data)

(15) Retirement Plans and Other Postretirement Benefits — (continued)

The components of the net periodic pension cost are as follows:

	2008	2007	2006
Components of net periodic pension cost			
Service cost	$ 520	$ 462	$ 539
Interest cost	831	665	539
Amortization of unrecognized net obligation	—	—	(35)
Amortization of prior service credit	(7)	(7)	(6)
Recognized actuarial loss	125	75	73
Net periodic benefit cost	$1,469	$1,195	$1,110

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic cost in 2009 are as follows:

	Pension Benefits
Actuarial loss	$(127)
Prior service credit	6
Total	$(121)

Major assumptions used in determining the benefit obligation and net cost for the Company's international pension plan are presented in the following table:

	Benefit Obligation		Net Cost		
	2008	2007	2008	2007	2006
Discount rate	4.40%	4.25%	4.40%	4.25%	4.00%
Rate of compensation increase	3.00%	3.00%	3.00%	3.00%	2.70%

The aggregate ABO is $15,860 for the international plan as of December 31, 2008. The international pension plan is unfunded.

The Company does not expect to contribute cash to its international pension plan in 2009.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits
2009	$ 440
2010	$ 488
2011	$ 521
2012	$ 534
2013	$ 610
2014-2018	$3,564

Savings Plan

Cambrex makes available to all domestic employees a savings plan as permitted under Sections 401(k) and 401(a) of the Internal Revenue Code. Employee contributions are matched in part by Cambrex. The cost of this plan amounted to $592, $608 and $606 in 2008, 2007 and 2006, respectively.

(dollars in thousands, except share data)

(15) Retirement Plans and Other Postretirement Benefits — (continued)

Other Postretirement Benefits

Cambrex provides post-retirement health and life insurance benefits ("postretirement benefits") to all eligible retired employees. Employees who retire at or after age 55 with fifteen years of service are eligible to participate in the postretirement benefit plans. Certain subsidiaries and all employees hired after December 31, 2002 (excluding those covered by collective bargaining) are not eligible for these benefits. The Company's responsibility for such premiums for each plan participant is based upon years of service. Such plans are self-insured and are not funded. Effective January 1, 2006, the Cambrex Retiree Medical Plan will no longer provide prescription coverage to retirees or dependents age 65 or over.

The benefit obligation of the plan as of December 31, 2008 and September 30, 2007, incorporating fourth quarter payments, is as follows:

	2008	2007
Change in benefit obligation		
Accumulated benefit obligation, beginning of period	$1,757	$1,795
Service cost	25	21
Interest cost	109	107
Plan participants' contributions	20	31
Actuarial gain	(4)	(112)
Benefits paid	(65)	(85)
Effect of elimination early measurement date	16	—
Accumulated benefit obligation, end of period	$1,858	$1,757

Amounts recognized in accumulated other comprehensive (loss)/income as of December 31, 2008 and 2007 consist of the following:

	2008	2007
Actuarial loss	$ 824	$ 899
Prior service credit	(541)	(735)
	$ 283	$ 164

The components of net periodic postretirement benefit cost are as follows:

	2008	2007	2006
Components of net periodic postretirement benefit cost			
Service cost	$ 25	$ 21	$ 60
Interest cost	109	107	109
Actuarial loss recognized	56	65	85
Amortization of unrecognized prior service cost	(155)	(156)	(155)
Total periodic postretirement benefit cost	$ 35	$ 37	$ 99

(dollars in thousands, except share data)

(15) Retirement Plans and Other Postretirement Benefits — (continued)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2009 are as follows:

	Other Postretirement Benefits
Actuarial loss	$ 52
Prior service credit	(155)
Total	$(103)

Major assumptions used in determining the benefit obligation and net cost for the Company's postretirement benefits are presented in the following table as weighted averages:

	Benefit Obligation		Net Cost		
	2008	2007	2008	2007	2006
Weighted-average assumptions:					
Discount rate	6.0%	6.25%	6.25%	6.00%	5.75%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Other Postretirement Benefits
2009	$ 86
2010	$ 86
2011	$ 91
2012	$ 96
2013	$102
2014-2018	$593

The assumed health care cost trend rate used to determine the accumulated postretirement benefit obligation is 8.5% in 2008 (9% in 2007) decreasing annually to an ultimate rate of 5% in 2013. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by $40 and would increase the sum of interest and service cost by $4. A 1% decrease would lower the accumulated postretirement benefit obligation by $47 and would decrease the sum of interest and service cost by $5.

Other

The Company has a non-qualified Compensation Plan for Key Executives ("the Deferred Plan"). Under the Deferred Plan, officers and key employees may elect to defer all or any portion of their pre-tax earnings or to elect to defer receipt of the Company's stock which would otherwise have been issued upon the exercise of the Company's options. Included within other liabilities at December 31, 2008 and 2007 there is $3,012 and $4,614, respectively, representing the Company's obligation under the plan. The Company invests in certain mutual funds and as such, included within other assets at December 31, 2008 and 2007 is $3,012 and $4,614, respectively, representing the fair value of these funds. Total shares held in trust as of December 31, 2008 and 2007 are 195,851 and are included as a reduction of equity at cost. The value of the shares held in trust and the corresponding liability of $905 at December 31, 2008 has been recorded in equity. The Deferred Plan is not funded by the Company, but the Company has established a Deferred Compensation Trust Fund which holds the shares issued.

(dollars in thousands, except share data)

(16) Foreign Operations and Sales

The following summarized data represents the gross sales and long lived tangible assets for the Company's domestic and foreign entities for 2008, 2007 and 2006:

	Domestic	Foreign	Total
2008			
Gross sales	$81,707	$167,911	$249,618
Long-lived assets	42,621	154,257	196,878
2007			
Gross sales	$81,429	$171,145	$252,574
Long-lived assets	42,103	159,106	201,209
2006			
Gross sales	$82,462	$154,197	$236,659
Long-lived assets	42,830	131,606	174,436

Export sales, included in domestic gross sales, in 2008, 2007 and 2006 amounted to $24,602, $28,821, and $28,825, respectively.

Sales to geographic area consist of the following:

	2008	2007	2006
North America	$ 86,631	$ 85,644	$ 85,944
Europe	143,542	150,692	136,545
Asia	11,440	9,125	8,041
Other	8,005	7,113	6,129
Total	$249,618	$252,574	$236,659

This table summarizes gross sales by product groups:

	2008	2007	2006
APIs and pharmaceutical intermediates	$220,722	$220,386	$206,193
Other	28,896	32,188	30,466
Total	$249,618	$252,574	$236,659

Two customers each account for 10% of consolidated gross sales for the years ended December 31, 2008, 2007 and 2006. One customer is a pharmaceutical company with which a long-term sales contract is in effect, account for 10.0%, 11.2% and 12.3% for 2008, 2007 and 2006, respectively. The second customer is a distributor representing multiple customers, accounted for 11.8%, 12.5% and 14.5% for 2008, 2007 and 2006, respectively.

(dollars in thousands, except share data)

(17) Commitments

The Company has operating leases expiring on various dates through the year 2014. The leases are primarily for the rental of office space, office and laboratory equipment and vehicles. At December 31, 2008, future minimum commitments under non-cancelable operating lease arrangements were as follows:

Year Ended December 31:	
2009	$2,265
2010	2,164
2011	707
2012	672
2013	297
2014 and thereafter	27
Total commitments	$6,132

Total operating lease expense was $2,270, $2,270 and $2,363 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company is party to several unconditional purchase obligations resulting from contracts that contain legally binding provisions with respect to quantities, pricing and timing of purchases. The Company's purchase obligations mainly include commitments to purchase raw materials and for the construction of a new manufacturing facility. At December 31, 2008 future commitments under these obligations were as follows:

Year Ended December 31:	
2009	$ 6,819
2010	3,410
2011	2,425
2012	1,482
2013	—
Total commitments	$14,136

(18) Contingencies

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company continually assesses all known facts and circumstances as they pertain to all legal and environmental matters and evaluates the need for reserves and disclosures as deemed necessary based on these facts and circumstances and as such facts and circumstances develop. These matters, either individually or in the aggregate, could have a material adverse effect on the Company's financial condition, operating results and cash flows in a future reporting period.

Environmental

In connection with laws and regulations pertaining to the protection of the environment, the Company and its subsidiaries are a party to several environmental proceedings and remediation investigations and cleanups and, along with other companies, have been named potentially responsible parties ("PRP") for certain waste disposal sites ("Superfund sites"). Additionally, the Company has retained the liability for certain environmental proceedings, associated with the sale of the Rutherford Chemicals business.

(dollars in thousands, except share data)

(18) Contingencies — (continued)

Each of these matters is subject to various uncertainties, and it is possible that some of these matters will be decided unfavorably against the Company. The resolution of such matters often spans several years and frequently involves regulatory oversight or adjudication. Additionally, many remediation requirements are not fixed and are likely to be affected by future technological, site, and regulatory developments. Consequently, the ultimate extent of liabilities with respect to such matters, as well as the timing of cash disbursements cannot be determined with certainty.

In matters where the Company has been able to reasonably estimate its liability, the Company has accrued for the estimated costs associated with the study and remediation of Superfund sites not owned by the Company and the Company's current and former operating sites. These accruals were $6,226 and $6,905 at December 31, 2008 and December 31, 2007, respectively. The decrease in the accrual includes payments of $633 and the impact of currency of $303 partially offset by adjustments to reserves of $257. Based upon available information and analysis, the Company's current accrual represents management's best estimate of the probable and estimable costs associated with environmental proceedings including amounts for investigation fees where remediation costs may not be estimable at the reporting date.

CasChem ISRA

As a result of the sale of the Bayonne, New Jersey facility, the Company became obligated to investigate site conditions and conduct required remediation under the New Jersey Industrial Site Recovery Act ("ISRA"). The Company completed a preliminary assessment of the site and submitted the preliminary assessment to the New Jersey Department of Environmental Protection ("NJDEP"). The preliminary assessment identified potential areas of concern based on historical operations and sampling of such areas commenced. The Company has completed a second phase of sampling and determined that a third phase of sampling is necessary to determine the extent of contamination and any necessary remediation. The results of the completed and proposed sampling, and any additional sampling deemed necessary, will be used to develop an estimate of the Company's future liability for remediation costs, if any. The Company submitted its plan for the third phase of sampling to the NJDEP during the fourth quarter of 2005. The sampling will commence upon approval of the sampling plan.

Cosan

The Company's Cosan subsidiary conducted manufacturing operations in Clifton, New Jersey from 1968 until 1979. Prior to the acquisition of Cosan by the Company, the operations were moved to another location and thereafter Cambrex purchased the business. In 1997, Cosan entered into an Administrative Consent Order with the NJDEP. Under the Administrative Consent Order, Cosan was required to complete an investigation of the extent of the contamination related to the Clifton site and conduct remediation as may be necessary. During the third quarter of 2005, the Company completed the investigation related to the Clifton site, which extends to adjacent properties. The results of the investigation caused the Company to increase its related reserves by $1,300 in 2005 based on the proposed remedial action plan. The Company submitted the results of the investigation and proposed remedial action plan to the NJDEP. In late 2006, the NJDEP requested that an additional investigation be conducted at the site. The Company estimated that the additional work will cost approximately $240, and as such, increased the related reserve in the first quarter of 2007. The Company submitted its plan for additional work to the NJDEP in April 2007. In August 2007 the NJDEP approved the Company's work plan and the additional investigation has been partially completed. The Company has submitted an interim report to NJDEP and is proceeding to complete the investigation. As of December 31, 2008, the reserve was $1,260. The results of the additional investigation may impact the remediation plan and costs.

Additionally, there is a reserve of $929 as of December 31, 2008 for the Cosan Carlstadt, N.J. site related to an Administrative Consent Order with the NJDEP entered into in 1985 in connection with the acquisition of Cosan. In

(dollars in thousands, except share data)

(18) Contingencies — (continued)

September 2004, the reserve was increased based on the investigations completed to date and the proposed Remedial Action Work Plan ("RAW") submitted to the NJDEP for their approval. The NJDEP subsequently rejected the RAW and required the Company to perform additional investigative work prior to approval of a new RAW. The Company's reserves were increased to cover the additional investigative work. The results of this additional investigative work may impact the RAW and costs.

Berry's Creek

In March 2006, the Company received notice from the United States Environmental Protection Agency ("USEPA") that two former operating subsidiaries are considered PRPs at the Berry's Creek Superfund Site, Bergen County, New Jersey. The operating companies are among many other PRPs that were listed in the notice. Pursuant to the notice, the PRPs have been asked to perform a remedial investigation and feasibility study of the Berry's Creek Site. The Company has met with the other PRPs. Both operating companies joined the group of PRPs and filed a joint response to the USEPA agreeing to jointly negotiate to conduct or fund (along with other PRPs) an appropriate remedial investigation and feasibility study of the Berry's Creek Site. The PRPs have engaged technical and allocation consultants to evaluate investigation and remedial alternatives and develop a method to allocate related costs among the PRPs. In December 2007 the PRPs reached a tentative agreement on the allocation of the site investigation costs and at December 31, 2008 the Company's reserve was $498. The investigation is expected to take several years and at this time it is too early to predict the extent of any additional liabilities.

Nepera, Inc. — Maybrook and Harriman Sites

In 1987, Nepera, Inc. ("Nepera") was named a PRP along with certain prior owners of the Maybrook Site in Hamptonburgh, New York by the USEPA in connection with the disposition, under appropriate permits, of wastewater at that site prior to Cambrex's acquisition of Nepera in 1986. The Maybrook Site is on the USEPA's National Priorities List for remedial work. A prior owner of the Nepera facility has participated with Nepera in the performance of a remedial investigation and feasibility study for the Maybrook Site. In September 2007, the USEPA issued the Record of Decision ("ROD") which describes the remedial plan for the Maybrook Site. The USEPA also issued the Company and the prior owner a Notice of Potential Liability and the recipients have signed a Consent Decree to complete the ROD and pay the USEPA certain past oversight costs and have provided the USEPA with appropriate financial assurance, including a letter of credit to guarantee the recipient's obligation under the Consent Decree.

In 1987, Nepera was also named as a responsible party along with certain prior owners of the Harriman, New York production facility by the New York State Department of Environmental Conservation in connection with contamination at the Harriman Site. A prior owner of the Nepera facility has participated with Nepera in the performance of the remedial investigation and feasibility study for the Harriman Site. In 1997, a final ROD was issued which describes the remediation plan for the site. Nepera and the prior owner have been implementing the ROD since 1997.

Until 1997, reserves were assessed and established based on the information available. In November 1997, a settlement was reached between Nepera, Inc., the former owner mentioned above, and the original owner of the Harriman operations, pertaining to past and future costs of remediating the Maybrook and Harriman Sites ("the Sites"). Under the terms of the settlement, the original site owner paid approximately $13,000 to provide for past and future remediation costs at the two sites in exchange for a release from the requirement to clean up the two sites, and the settlement funds were placed in a trust for the benefit of remediating the two sites on behalf of Nepera and the other former site owner. Nepera and the prior owner were reimbursed their past costs from the trust. Nepera had believed that the remaining funds available in the trust would be sufficient to provide for the future remediation costs for the Sites. Accordingly, the estimated range of liability for the Sites was offset against the settlement funds.

(dollars in thousands, except share data)

(18) Contingencies — (continued)

Based on available information, Nepera believed that the current trust balance would not cover the remaining work to be completed at Harriman and under the final Maybrook ROD issued in September 2007. As such the Company increased its reserve by $1,000 during 2007, which was recorded in discontinued operations. As of December 31, 2008, the reserve recorded on the books was $1,200. The foregoing matters were retained by Cambrex under the 2003 Purchase Agreement as well as the settlement reached in the Rutherford matter.

Solvent Recoveries Superfund Site

In 1992, the USEPA notified Humphrey Chemical Co., Inc. ("Humphrey") of its possible involvement as one of approximately 1,300 PRPs at a Superfund site ("the site") in Southington, Connecticut, once operated by Solvent Recoveries, Inc. Humphrey joined the PRP group, which has agreed with the USEPA to perform a Remedial Investigation/Feasibility Study ("RIFS"). The RIFS has been completed and the USEPA has proposed remediation of the Site. In September 2008, Humphrey agreed to enter into a consent decree and settlement with the other PRPs and the USEPA whereby Humphrey agreed to pay a settlement amount of $353 with an initial payment of $106 and the remaining $247 to be paid in installments over time as the remediation proceeds. The Company has reserved for the unpaid portion of the settlement and has entered into a letter of credit to guarantee the payment obligation under the settlement.

The Company is involved in other matters where the range of liability is not reasonably estimable at this time and it is not determinable when information will become available to provide a basis for adjusting or recording an accrual, should an accrual ultimately be required.

Newark Bay Complex Litigation

CasChem and Cosan have been named as two of several hundred third-party defendants in a third-party complaint filed in February 2009, by Maxus Energy Corporation ("Maxus") and Tierra Solutions, Inc. ("Tierra"). The original plaintiffs include the NJDEP, the Commissioner of the NJDEP and the Administrator of the NJ Spill Compensation Fund, which originally filed suit in 2005 against Maxus, Tierra and other defendants seeking recovery of cleanup and removal costs for alleged discharges of dioxin and other hazardous substances into the Passaic River, Newark Bay, Hackensack River, Arthur Kill, Kill Van Kull and adjacent waters (the "Newark Bay Complex"). Maxus and Tierra are now seeking contribution from third-party defendants for any cleanup and removal costs for which each may be held liable in the lawsuit. Maxus and Tierra also seek recovery for cleanup and removal costs, that each has incurred or will incur relating to the Newark Bay Complex. The Company expects to vigorously defend against the lawsuit. At this time it is too early to predict whether the Company will have any liability in this matter.

Litigation and Other Matters

Mylan Laboratories

In 1998 the Company and its subsidiary Profarmaco S.r.l. (currently known as Cambrex Profarmaco Milano S.r.l.") ("Profarmaco") were named as defendants (along with Mylan Laboratories, Inc. ("Mylan") and Gyma Laboratories of America, Inc., ("Gyma") Profarmaco's distributor in the United States) in a proceeding instituted by the Federal Trade Commission ("FTC") in the United States District Court for the District of Columbia (the "District Court"). Suits were also commenced by several State Attorneys' General. The suits alleged violations of the Federal Trade Commission Act arising from exclusive license agreements between Profarmaco and Mylan covering two APIs. The FTC and Attorneys' General suits were settled in February 2001, with Mylan (on its own behalf and on behalf of Profarmaco and Cambrex) agreeing to pay over $140,000 and with Mylan, Profarmaco and Cambrex agreeing to monitor certain future conduct.

(dollars in thousands, except share data)

(18) Contingencies — (continued)

The same parties including the Company and Profarmaco have also been named in purported class action complaints brought by private plaintiffs in various state courts on behalf of purchasers of the APIs in generic form, making allegations similar to those raised in the FTC's complaint and seeking various forms of relief including treble damages. All of these cases have been resolved except for one brought by three health care insurers known as In Re Lorazepam & Clorazepate Antitrust Litigation.

In April 2003, Cambrex reached an agreement with Mylan under which Cambrex would contribute $12,415 to the settlement of litigation brought by a class of direct purchasers which has been fully paid as of December 31, 2008. In exchange, Cambrex and Profarmaco received from Mylan a release and full indemnity against future costs or liabilities in related litigation brought by purchasers, as well as potential future claims related to this matter.

In February 2008 the District Court, in the In Re Lorazepam & Clorazepate Antitrust Litigation, entered judgment after trial against Mylan, Gyma and Cambrex in the amount of $8,355, payable jointly and severally, and also a punitive damage award against each of Mylan, Gyma and Cambrex in the amount of $16,709. In addition, in October 2008, the District Court ruled that Mylan, Gyma and Cambrex were also subject to a total of approximately $7,000 in prejudgment interest. The parties will appeal the awards. Cambrex expects any payment of the judgment against it to be made by Mylan under the indemnity described above.

Vitamin B-3

In May 1998, Nepera, which manufactured and sold niacinamide ("Vitamin B-3"), received a Federal Grand Jury subpoena for the production of documents relating to the pricing and possible customer allocation with regard to that product. In 2000, Nepera reached an agreement with the government as to its alleged role in Vitamin B-3 violations from 1992 to 1995. The Canadian government claimed similar violations. All government suits in the U.S. and Canada have been concluded.

Nepera was named as a defendant, along with several other companies, in a number of private civil actions brought on behalf of alleged purchasers of Vitamin B-3. The actions seek injunctive relief and unspecified but substantial damages. All cases have been settled within established reserve amounts.

The balance of the reserves recorded within accrued liabilities related to this matter is $1,577 as of December 31, 2008 and is sufficient to cover the settlement.

Baltimore Litigation

In 2001, the Company acquired a biopharmaceutical manufacturing business in Baltimore (the "Baltimore Business"). The sellers of the Baltimore Business filed suit against the Company alleging that the Company made false representations during the negotiations on which the sellers relied in deciding to sell the business and that the Company breached its obligation to pay additional consideration as provided in the purchase agreement which was contingent on the performance of the Baltimore Business.

In August 2007 the United States District Court, Southern District of New York, granted the Company's pending Motion for Summary Judgment in the Baltimore Litigation. The Sellers have filed a notice of appeal and oral arguments on the appeal are scheduled for March 2009. Management continues to believe the matter to be without merit and continues its defense of this matter.

Other

The Company has commitments incident to the ordinary course of business including corporate guarantees of certain subsidiary obligations to the Company's lenders related to financial assurance obligations under certain environmental laws for remediation, closure and third party liability requirements of certain of its subsidiaries and a

(dollars in thousands, except share data)

(18) Contingencies — (continued)

former operating location; contract provisions for indemnification protecting its customers and suppliers against third party liability for manufacture and sale of Company products that fail to meet product warranties and contract provisions for indemnification protecting licensees against intellectual property infringement related to licensed Company technology or processes.

Additionally, as permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that covers a portion of any potential exposure. The Company currently believes the estimated fair value of its indemnification agreements is not significant based on currently available information, and as such, the Company has no liabilities recorded for these agreements as of December 31, 2008.

In addition to the matters identified above, Cambrex's subsidiaries are party to a number of other proceedings that are not considered material at this time.

(19) Discontinued Operations

In October 2006, the Company sold two businesses within the former Human Health segment for nominal consideration. As a result of the transaction, the Company reported a non-cash charge of $23,244 in the fourth quarter of 2006 and the results of these businesses are presented as discontinued operations.

In February 2007, the Company completed the sale of the businesses that comprised the Bioproducts and Biopharma segments (excluding certain liabilities) to Lonza for total cash consideration of $463,914, including working capital adjustments. As a result of this transaction, the Company reported a gain of $235,489 in 2007 and all periods presented reflect the results of these businesses as discontinued operations.

In July 2007 the Company entered into a Settlement Agreement and a related Escrow Agreement settling litigation which had been commenced by the purchasers of the Rutherford Business by the filing of the Complaint in April 2006. As a result of this settlement, the Company's 2007 results include a charge of $4,041, net of tax of $595, recorded in discontinued operations. In addition, during 2007 the Company recorded expense of $1,000 for an adjustment to an environmental reserve at a Rutherford Business site. Refer to Note 18 for a complete discussion on these matters. The 2006 pre-tax income of discontinued operations includes $2,092 for an asset impairment charge, $1,791 due to the acquisition of Cutanogen and $1,475 for the write-down of an investment in equity securities.

(dollars in thousands, except share data)

(19) Discontinued Operations — (continued)

The following table shows revenues and income/(loss) from the discontinued operations:

	2007	2006
Revenues	$ 20,335	$246,538
Pre-tax income of discontinued operations	$ 545	$ 5,945
Gain on sale of Bioproducts and Biopharma segments	235,489	—
Rutherford litigation settlement	(4,636)	—
Rutherford environmental reserve adjustment	(1,000)	(200)
Loss on sale of Cork and Landen	—	(23,244)
Income/(loss) from discontinued operations before income taxes	$230,398	$ (17,499)
Provision for income taxes	7,639	4,207
Income/(loss) from discontinued operations, including gains/(losses) from dispositions, net of tax	$222,759	$ (21,706)

CAMBREX CORPORATION AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL AND SUPPLEMENTARY DATA — UNAUDITED

(in thousands, except per share data)

	1st Quarter(1)	2nd Quarter(2)	3rd Quarter(3)	4th Quarter(4)
2008				
Gross sales	$61,706	$66,226	$56,508	$65,178
Net revenues	60,990	65,813	58,292	64,133
Gross profit	21,929	19,811	16,235	15,768
Income/(loss) from continuing operations	4,246	1,836	2,797	(950)
Net income/(loss)	4,246	1,836	2,797	(950)
Basic earnings per share:(9)				
Income/(loss) from continuing operations	0.15	0.06	0.10	(0.03)
Net income/(loss)	0.15	0.06	0.10	(0.03)
Diluted earnings per share:(9)				
Income/(loss) from continuing operations	0.15	0.06	0.10	(0.03)
Net income/(loss)	0.15	0.06	0.10	(0.03)
Average shares:				
Basic	29,035	29,090	29,163	29,175
Diluted	29,093	29,101	29,178	29,175

	1st Quarter(5)	2nd Quarter(6)	3rd Quarter(7)	4th Quarter(8)
2007				
Gross sales	$ 64,997	$63,081	$54,742	$69,754
Net revenues	65,214	62,855	54,614	69,822
Gross profit	24,395	23,938	18,521	24,378
(Loss)/income from continuing operations	(14,443)	2,455	(2,736)	1,213
Net income	205,216	2,274	1,493	265
Basic earnings per share:(9)				
(Loss)/income from continuing operations	(0.51)	0.09	(0.09)	0.04
Net income	7.31	0.08	0.05	0.01
Diluted earnings per share:(9)				
(Loss)/income from continuing operations	(0.51)	0.08	(0.09)	0.04
Net income	7.31	0.08	0.05	0.01
Average shares:				
Basic	28,071	28,711	28,934	29,002
Diluted	28,071	28,949	28,934	29,040

The sale of the businesses that comprised the Bioproducts and Biopharma segments was completed in February 2007, and accordingly, these businesses are being reported as discontinued operations in all periods presented.

(1) Income from continuing operations include pre-tax charges of $177 within operating expenses for the costs related to strategic alternatives and $634 within operating expenses for restructuring costs.

(2) Income from continuing operations include pre-tax charges of $398 within operating expenses for the costs related to strategic alternatives, $514 within operating expenses for restructuring costs and $597 within operating expenses for the acceleration of equity awards related to the former CEO's retirement.

(3) Income from continuing operations include pre-tax charges of $833 within operating expenses for the costs related to strategic alternatives, $321 within operating expenses for restructuring costs and $35 within operating expenses for the modification of equity awards related to the former CEO's retirement.

(4) Loss from continuing operations include pre-tax charges of $107 within operating expenses for the costs related to strategic alternatives, $3,226 within operating expenses for restructuring costs and $408 within operating expenses related to the former CEO's retirement.

(5) Loss from continuing operations include pre-tax charges of $23,130 within operating expenses for the costs related to strategic alternatives, $1,682 within operating expenses for restructuring costs and $841 within interest expense for the write-off of unamortized debt costs. Discontinued operations include the gain on sale of the businesses that comprised the Bioproducts and Biopharma segments of $232,116.

(6) Income from continuing operations include pre-tax charges of $4,564 within operating expenses for the costs related to strategic alternatives and $1,901 within operating expenses for restructuring costs. Discontinued operations include an adjustment to the gain on sale of the businesses that comprised the Bioproducts and Biopharma segments of $3,491 (primarily for the working capital adjustment) and expense of $4,602 for the Rutherford litigation settlement.

(7) Loss from continuing operations include pre-tax charges of $866 within operating expenses for the costs related to strategic alternatives and $451 within operating expenses for restructuring costs. Discontinued operations include a charge of $69 to the gain on sale of the businesses that comprised the Bioproducts and Biopharma segments businesses and expense of $400 for an adjustment to a reserve at a Rutherford Business site.

(8) Income from continuing operations include pre-tax charges of $2,567 within operating expenses for the costs related to strategic alternatives and $2,039 within operating expenses for restructuring costs. Discontinued operations include a charge of $49 to the gain on sale of the businesses that comprised the Bioproducts and Biopharma segments, expense of $600 for an adjustment to a reserve at a Rutherford Business site and expense of $34 for an adjustment to the Rutherford litigation settlement.

(9) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period, as such, the sum of the quarters may not necessarily equal the earnings per share amount for the year.

Item 9 ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008 our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, reported, accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, and include those policies and procedures that:

- Pertain to the maintenance of records, that in reasonable detail, accurately and fairly represent the transactions and dispositions of the assets of the Company,

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors of the Company, and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2008. Effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report which appears elsewhere herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B *Other Information*

None.

PART III

Item 10 ***Directors, Executive Officers and Corporate Governance.***

Executive Officers of the Registrant

The following table lists the officers of the Company:

Name	Age	Office
Steven M. Klosk*	51	President, Chief Executive Officer
James G. Farrell	42	Vice President and Corporate Controller
Paolo Russolo*	64	President, Profarmaco Milano
Gregory P. Sargen*	43	Vice President & Chief Financial Officer
F. Michael Zachara*	45	Vice President, General Counsel and Corporate Secretary

* Executive Officer

The Company's executive officers are elected by the Board of Directors and serve at the Board's discretion.

Mr. Klosk joined Cambrex in October 1992 and has served as President & Chief Executive Officer since May 2008. He also became a member of the Board of Directors in May 2008. Mr. Klosk joined the Company as Vice President, Administration. He was appointed Executive Vice President, Administration in October 1996 and was promoted to the position of Executive Vice President, Administration and Chief Operating Officer for the Cambrex Pharma and Biopharmaceutical Business Unit in October 2003. In January 2005, Mr. Klosk assumed direct responsibility for the leadership of the Biopharmaceutical Business Unit as Chief Operating Officer. In August 2006, Mr. Klosk assumed the responsibility of the Pharma business as Executive Vice President and Chief Operating Officer — Biopharma & Pharma and in February 2007 was appointed to Executive Vice President, Chief Operating Officer & President, Pharmaceutical Products and Services. From 1988 until he joined Cambrex, Mr. Klosk was Vice President, Administration and Corporate Secretary for The Genlyte Group, Inc. From 1985 to 1988, he was Vice President, Administration for Lightolier, Inc., a subsidiary of The Genlyte Group, Inc.

Mr. Farrell joined Cambrex in September 2005 and has served as Vice President and Corporate Controller since July 2007. Mr. Farrell previously held the position of Corporate Controller. Mr. Farrell was briefly employed during a part of 2008 by PDI, Inc. as Vice President and Corporate Controller/Interim Chief Financial Officer. Mr. Farrell returned to Cambrex in late 2008. From 1994 until 2005, he was with Ingersoll-Rand Company, most recently as Director, Accounting Policy, Procedures and External Reporting. Mr. Farrell was with Ernst & Young from 1988 to 1994, most recently as Audit Manager.

Dr. Russolo is President, Profarmaco Milano and joined the Company in 1994 with the acquisition of Profarmaco Nobel S.r.l. in Milan Italy, where he served as Managing Director since 1982. Dr. Russolo joined Profarmaco Nobel S.r.l. in 1971. Upon the acquisition of Profarmaco Nobel S.r.l., Dr. Russolo continued serving in the role of Managing Director until 2000, when he was appointed to President, Cambrex Profarmaco Business Unit. Upon the completion of the sale of the Landen facility Dr. Russolo assumed his current position.

Mr. Sargen joined Cambrex in February 2003 and has served as Vice President and Chief Financial Officer since February 2007. Mr. Sargen previously held the position of Vice President, Finance. Previously, he was with Exp@nets, Inc. from 1999 through 2002, serving in the roles of Executive Vice President, Finance/Chief Financial Officer and Vice President/Corporate Controller. From 1996 to 1998, he was with Fisher Scientific International's Chemical Manufacturing Division, serving in the roles of Vice President, Finance and Controller. Mr. Sargen has also held various positions in finance, accounting and audit with Merck & Company, Inc., Heat and Control, Inc., and Deloitte & Touche.

Mr. Zachara joined Cambrex in June 2008 and has served as Vice President, General Counsel and Corporate Secretary since February 2009. Mr. Zachara formerly held the position of Assistant General Counsel and Assistant Corporate Secretary. Previously, he was with Sun Chemical Corporation from 1997 to 2008 as Senior Corporate Attorney, Assistant Secretary and Director of Real Estate. From 1994 to 1997, he was with Brown & Wood LLP, a

New York firm as Associate, Real Estate/Environmental Department. Mr. Zachara has also held positions with Shanley & Fisher, P.C. and James C. Anderson Associates.

Item 11 ***Executive Compensation.***

Item 12 ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Item 13 ***Certain Relationships and Related Transactions and Director Independence.***

Item 14 ***Principal Accountant Fees and Services.***

The remaining information called for by Part III is hereby incorporated by reference to the information set forth under the captions "Principal Stockholders," "Common Stock Ownership by Directors and Executive Officers," "Board of Directors," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report on Executive Compensation," "Executive and Other Compensation," "Executive and Other Compensation," "Audit Committee Report" and "Principal Accounting Firm Fees" in the registrant's definitive proxy statement for the Annual Meeting of Stockholders, to be held April 23, 2009, which meeting involves the election of directors, which definitive proxy statement is being filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

Item 15 ***Exhibits and Financial Statement Schedules***

(a) 1. The following consolidated financial statements of the Company are filed as part of this report:

(a) 2. (i) The following schedule to the consolidated financial statements of the Company as filed herein and the Report of Independent Registered Public Accounting Firms are filed as part of this report.

All other schedules are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements of the Company or the notes thereto.

(a) 3. The exhibits filed in this report are listed in the Exhibit Index on pages 87 - 90.

CAMBREX CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(dollars in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance Beginning of Year	Charged/ (Credited) to Cost and Expenses	Charged/ (Credited) to Other Accounts	Deductions	Balance End of Year
Year ended December 31, 2008:					
Doubtful trade receivables and returns and allowances	$ 560	$ 600	$ (41)	$ 14	$ 1,105
Deferred tax valuation allowance	64,842	3,762	10,626	—	79,230
Year ended December 31, 2007:					
Doubtful trade receivables and returns and allowances	$ 571	$ 55	$ 35	$101	$ 560
Deferred tax valuation allowance	91,403	(21,241)*	(5,320)	—	64,842
Year ended December 31, 2006:					
Doubtful trade receivables and returns and allowances	$ 508	$ 53	$ 62	$ 52	$ 571
Deferred tax valuation allowance	82,953	11,804	(3,354)	—	91,403

* Includes $(31,584) related to discontinued operations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBREX CORPORATION

By /s/ GREGORY P. SARGEN

Gregory P. Sargen

Vice President and Chief Financial Officer

Date: February 19, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEVEN M. KLOSK Steven M. Klosk	President and Chief Executive Officer	)
/s/ GREGORY P. SARGEN Gregory P. Sargen	Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	)
/s/ JOHN R. MILLER* John R. Miller	Chairman of the Board of Directors	)
/s/ DAVID R. BETHUNE* David R. Bethune	Director	)
/s/ ROSINA B. DIXON,* Rosina B. Dixon, M.D.	Director	)
/s/ ROY W. HALEY* Roy W. Haley	Director	)
/s/ KATHRYN RUDIE HARRIGAN,* Kathryn Rudie Harrigan, PhD	Director	)
/s/ LEON J. HENDRIX, JR.* Leon J. Hendrix, Jr.	Director	(February 19, 2009)
/s/ ILAN KAUFTHAL* Ilan Kaufthal	Director	)

Signature	Title	Date
/s/ WILLIAM KORB* William Korb	Director	)
/s/ PETER G. TOMBROS* Peter G. Tombros	Director	)
By /s/ STEVEN M. KLOSK Steven M. Klosk *Attorney-in-Fact*		

EXHIBIT INDEX

Exhibit No.		Description
3.1	—	Restated Certificate of Incorporation of registrant, as amended.(W).
3.2	—	By Laws of registrant, as amended.(W).
4.1	—	Form of Certificate for shares of Common Stock of registrant.(A — Exhibit 4(a)).
10.1	—	Purchase Agreement dated July 11, 1986, as amended, between the registrant and ASAG, Inc. (A — Exhibit 10(r)).
10.2	—	Asset Purchase Agreement dated as of June 5, 1989 between Whittaker Corporation and the registrant.(B — Exhibit 10(a)).
10.3	—	Asset Purchase Agreement dated as of July 1, 1991 between Solvay Animal Health, Inc. and the registrant.(C).
10.4	—	Asset Purchase Agreement dated as of March 31, 1992 between Hexcel Corporation and the registrant.(E).
10.5	—	Stock Purchase Agreement dated as of September 15, 1994 between Akzo Nobel AB, Akzo Nobel NV and the registrant, for the purchase of Nobel Chemicals AB.(H).
10.6	—	Stock Purchase Agreement dated as of September 15, 1994 between Akzo Nobel AB, Akzo Nobel and the registrant, for the purchase of Profarmaco Nobel, S.r.l.(H).
10.7	—	Stock purchase agreement dated as of October 3, 1997 between BioWhittaker and the registrant.(M).
10.8	—	Asset purchase agreement dated as of August 7, 2003 between Rutherford Acquisition Corporation and Cambrex Corporation and The Sellers listed in the asset Purchase agreement.(O).
10.9	—	Credit Agreement dated as of April 6, 2007 between Cambrex Corporation, the subsidiary borrowers party hereto, the subsidiary guarantors party hereto, the lenders party hereto and JP Morgan Chase Bank, N.A., as Administrative Agent.(JJ).
10.10	—	Settlement Agreement and Release and Environmental Escrow Agreement dated July 30, 2007 between Rutherford Chemicals LLC, Vertellus Specialties Holdings UK Ltd. (formerly Rutherford Chemicals UK Ltd.), Vertellus Specialties UK Ltd. (formerly Seal Sands Chemicals Ltd.), and Vertellus Specialties Holdings Corp. (formerly Rutherford Chemicals Holdings Corp.), and Cambrex Corporation, Nepera, Inc., CasChem Inc., Zeeland Chemicals, Inc., Nepcam, Inc., and Cambrex Ltd.(X).
10.11	—	Peter E. Thauer Letter Agreement dated December 21, 2007.(LL).
10.12	—	Supplemental Executive Retirement Plan Change of Control Amendment.(MM).
10.13	—	Retention and Enhanced Severance Program.(Y).
10.14	—	2007 Retention Program.(AA).
10.15	—	James A. Mack Compensation Agreement, as amended.(Y)(Z).
10.16	—	1994 Stock Option Plan.(G).
10.17	—	1996 Performance Stock Option Plan.(L).
10.18	—	1998 Performance Stock Option Plan.(N).
10.19	—	2000 Employee Performance Stock Option Plan.(N).
10.20	—	Form of Employment Agreement (amended and restated) between the registrant and its executive officers named in the Revised Schedule of Parties thereto.(BB — Exhibit 10.20) (as amended (CC) Exhibit 10.20.1).
10.21	—	Revised Schedule of Parties (Exhibit 10.20 hereto).(J).
10.22	—	Cambrex Corporation Savings Plan.(F).
10.23	—	Cambrex Corporation Supplemental Retirement Plan.(I).
10.24	—	Deferred Compensation Plan of Cambrex Corporation (as amended and restated as of March 1, 2001).(BB).
10.25	—	Employment Agreement dated February 6, 2007 between the registrant and Gregory P. Sargen.(KK).
10.26	—	Consulting Agreement dated December 15, 1994 between the registrant and Arthur I. Mendolia.(I).
10.27	—	Consulting Agreement dated December 15, 1994 between the registrant and Cyril C. Baldwin, Jr.(I).
10.28	—	Consulting Agreement dated January 26, 1995 between the registrant and James A. Mack.(I).

See legend on following page

EXHIBIT INDEX

Exhibit No.		Description
10.29	—	Additional Retirement Payment Agreement dated December 15, 1994 between the registrant and Arthur I. Mendolia.(I).
10.30	—	Additional Retirement Payment Agreement dated December 15, 1994 between the registrant and Cyril C. Baldwin, Jr.(I).
10.31	—	Additional Retirement Payment Agreement between the registrant and James A. Mack.(I).
10.32	—	Employment Agreement dated February 6, 2007 between the registrant and Paolo Russolo.(KK).
10.33	—	2001 Performance Stock Option Plan.(P).
10.34	—	2003 Performance Stock Option Plan.(P).
10.35	—	2004 Performance Incentive Plan.(Q).
10.36	—	Directors' Common Stock Fee Payment Plan.(Q).
10.37	—	Directors' Compensation Arrangements.(S).
10.38	—	2004 Incentive Plan.(U).
10.39	—	Separation and General Release Agreement.(V).
10.40	—	Registration Rights Agreement dated as of June 6, 1985 between the registrant and the purchasers of its Class D Convertible Preferred stock and 9% Convertible Subordinated Notes due 1997.(A — Exhibit 10(m)).
10.41	—	Administrative Consent Order dated September 16, 1985 of the New Jersey Department of Environmental Protection to Cosan Chemical Corporation.(A - Exhibit 10(q)).
10.42	—	Registration Rights Agreement dated as of June 5, 2006 between the registrant and American Stock Transfer and Trust Company.(K).
10.43	—	Share Purchase Agreement between Cambrex AB and International Chemical Investors II S.A.(CC).
10.44	—	Consulting Agreement dated November 10, 2006 between registrant and Gary L. Mossman.(DD).
10.45	—	Mr. Thomas Bird Bonus Arrangement.(HH).
10.46	—	Stock Purchase Agreement dated October 23, 2006 between Lonza America Inc., Lonza Bioproducts AG, Lonza Sales AG, Lonza Group Limited and Cambrex Corporation and Subsidiaries.(GG — Exhibit 10.1).
10.47	—	Agreement to Lift Sales Restrictions on Certain Vested Options.(EE).
10.48	—	Agreement to Accelerate Vesting of Certain Options.(FF).
10.49	—	Directors' Equity Program.(MM).
10.50	—	Manufacturing Agreement dated as of July 1, 1991 between the registrant and A.L. Laboratories, Inc.(D).
16.1	—	PricewaterhouseCoopers LLP Letter.(II).
21	—	Subsidiaries of registrant.(J).
23.1	—	Consent of BDO Seidman LLP to the incorporation by reference of its report herein in Registration Statement Nos. 333-57404, 333-22017, 33-37791, 33-81780, 33-81782, 333-113612, 333-113613, 333-129473 and 333-136529 on Form S-8 of the registrant.(J).
23.2	—	Consent of PricewaterhouseCoopers LLP to the incorporation by reference of its report herein in Registration Statement Nos. 333-57404, 333-22017, 33-37791, 33-81780, 33-81782, 333-113612, 333-113613, 333-129473 and 333-136529 on Form S-8 of the registrant.(J).
24	—	Powers of Attorney to sign this report.(J).
31.1	—	CEO Certification pursuant to Rule 13a — 14(a) and Rule 15d — 14(a) of the Securities Exchange Act, as amended.(J).
31.2	—	CFO Certification pursuant to Rule 13a — 14(a) and Rule 15d — 14(a) of the Securities Exchange Act, as amended.(J).
32.1	—	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(R).
32.2	—	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(R).

See legend on following page

EXHIBIT INDEX

(A)	Incorporated by reference to the indicated Exhibit to registrant's Registration Statement on Form S-1 (Registration No. 33-16419).
(B)	Incorporated by reference to registrant's Annual Report on Form 8-K dated June 5, 1989.
(C)	Incorporated by reference to registrant's Current Report on Form 8-K dated July 1, 1991.
(D)	Incorporated by reference to the registrant's Annual Report on Form 10-K for 1991.
(E)	Incorporated by reference to the registrant's Current Report on Form 8-K dated April 10, 1992 and Amendment No. 1 to its Current Report.
(F)	Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 33-81780) dated July 20, 1994.
(G)	Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 33-81782) dated July 20, 1994.
(H)	Incorporated by reference to registrant's Registration Statement on Form 8-K dated October 27, 1994.
(I)	Incorporated by reference to the registrant's Annual Report on Form 10-K for 1994.
(J)	Filed herewith.
(K)	Incorporated by reference to the registrant's Registration Statement on Form 8-A dated May 25, 2006.
(L)	Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-22017) dated February 19, 1997.
(M)	Incorporated by reference to the registrant's Current Report on Form 8-K dated October 8, 1997.
(N)	Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-57404) dated March 22, 2001.
(O)	Incorporated by reference to the registrant's Current Report on Form 8-K dated November 10, 2003.
(P)	Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-113612) dated March 15, 2004.
(Q)	Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-113613) dated March 15, 2004.
(R)	Furnished herewith.
(S)	Incorporated by reference to the registrant's Current Report on Form 8-K dated June 6, 2005.
(T)	Incorporated by reference to the registrant's Current Report on Form 8-K filed October 13, 2005.
(U)	Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-129473) dated November 4, 2005.
(V)	Incorporated by reference to the registrant's Current Report on Form 8-K dated January 4, 2006.
(W)	Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the period ending March 31, 2007.
(X)	Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the period ending September 30, 2007.
(Y)	Incorporated by reference to Item 1.01 registrant's Current Report on Form 8-K dated February 7, 2006.
(Z)	Incorporated by reference to Item 5.02(e)(1) to registrant's Current Report on Form 8-K dated February 9, 2007.
(AA)	Incorporated by reference to Item 5.02(e) to registrant's Current Report on Form 8-K dated December 22, 2006.
(BB)	Incorporated by reference to registrant's Annual Report on Form 10-K for year end 2005 filed May 26, 2006.
(CC)	Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the period ending September 30, 2006.
(DD)	Incorporated by reference to registrant's Current Report on Form 8-K dated November 15, 2006.
(EE)	Incorporated by reference to registrant's Current Report on Form 8-K dated November 7, 2006.
(FF)	Incorporated by reference to registrant's Current Report on Form 8-K dated June 7, 2005.

EXHIBIT INDEX

(GG) Incorporated by reference to registrant's Current Report on Form 8-K filed October 24, 2006.

(HH) Incorporated by reference to registrant's Current Report on Form 8-K filed November 1, 2006.

(II) Incorporated by reference to registrant's Current Report on Form 8-K filed March 21, 2007.

(JJ) Incorporated by reference to registrant's Current Report on Form 8-K filed April 11, 2007.

(KK) Incorporated by reference to registrant's Annual Report on Form 10-K for year end 2006 filed on March 15, 2007.

(LL) Incorporated by reference to registrant's Annual Report on Form 10-K for year end 2007 filed February 27, 2008.

(MM) Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the period ending June 30, 2008.

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